Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ESSENDANT INC.

at

$12.80 Net Per Share

by

EGG MERGER SUB INC.,

a direct wholly owned subsidiary of

EGG PARENT INC.

and an affiliate of

STAPLES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 22, 2018, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018 (the “Merger Agreement”), by and among Essendant Inc., a Delaware corporation (the “Company”), Egg Parent Inc., a Delaware corporation (“Parent”), Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser (“Staples”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”) at a purchase price of $12.80 per Share, net to the seller in cash, without interest (such amount per Share, or any higher amount per Share that may be paid pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 24, 2018 (this “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”).

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) (other than (i) Shares owned, directly or indirectly, by Parent or Purchaser or the Company (as treasury stock or otherwise), (ii) the Company’s equity compensation and cash awards and (iii) Shares owned by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with the applicable provisions of, the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon consummation of the Merger, the Company will cease to be a publicly traded company.

The purpose of the Offer is for Staples and Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to Section 251(h) of the DGCL, subject to the satisfaction of certain conditions.

The Merger Agreement provides, among other things, that subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions (as defined below), Purchaser will (and Parent will cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and in any event no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (ii) at or as promptly as practicable following the

Expiration Time (and in any event no later than the business day immediately following the date on which the Expiration Time occurs), pay the aggregate Offer Price (by delivery of funds to the Depositary) for, all Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent will provide (or cause to be provided to Purchaser) the consideration necessary for Purchaser to comply with the obligations to accept for payment and pay for such Shares. Staples agreed to guarantee the obligations of Parent and Purchaser under the Merger Agreement.

Effective September 14, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) by unanimous vote of all directors present (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger, the “Contemplated Transactions”) are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer (such recommendation, the “Company Board Recommendation”). The Company Board recommends that Company stockholders accept the Offer and tender their Shares in the Offer.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser, any other subsidiary of Parent or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL) of a majority of the Shares then outstanding, and, if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to adopt the Merger Agreement or consummate the Merger. None of Staples, Parent or Purchaser foresees any circumstance or development that would prevent the completion of the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Staples, Parent, Purchaser and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

•

there having been validly tendered and “received” (as defined Section 251(h)(6) of the DGCL) in the Offer and not properly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on October 22, 2018 (such time, or such later time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”) that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) that, together with the number of Shares then owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), represents a majority of the Shares then outstanding (the “Minimum Condition”);

•	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”);

•

any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or shall have been terminated (the “HSR Clearance Condition”); and

•

no applicable law and no order, writ, judgment, injunction, decree, stipulation, determination or award issued by a governmental authority of competent jurisdiction, whether temporary, preliminary, or permanent, shall be in effect that prohibits, restrains, enjoins, or makes illegal the consummation of the Offer or the Merger (the “Restraint Condition”).

The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions of the Offer without the consent of the Company. Without the prior written consent of the Company, Parent and Purchaser cannot, among other things, (i) amend, modify or waive the Minimum Condition or the

Termination Condition or (ii) add any condition to the Offer, make any Offer Condition more difficult to satisfy or otherwise modify any Offer Condition in a manner that would delay consummation of the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 10 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary together with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case, prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee tender your Shares for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. Such institutions may establish their own earlier deadline for participation in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to participate in the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. (“D.F. King”), as information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Egg Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation and an affiliate of Staples, Inc., a Delaware corporation, is offering to purchase for cash all of the outstanding shares of common stock, par value $0.10 per share, of Essendant Inc., a Delaware corporation, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law in respect thereof, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions that you, as a stockholder of the Company, may have, as well as answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All of the outstanding shares of common stock, $0.10 par value (the “Shares”), of Essendant Inc., a Delaware corporation (the “Company”), other than Shares already owned by Parent, Purchaser or their respective “affiliates” (within the meaning of Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)).

Price Offered Per Share	$12.80 per Share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law.

Scheduled Expiration of Offer	One (1) minute after 11:59 p.m., New York City time, on October 22, 2018, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation and an affiliate of Staples, Inc., a Delaware corporation.

The Company’s Board of Directors Recommendation	The board of directors of the Company (the “Company Board”) has recommended that the stockholders of the Company tender their Shares in the Offer.

Who is offering to buy my Shares?

Egg Merger Sub Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Egg Parent Inc. (“Parent”), a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation (“Staples” and, together with Purchaser and Parent, the “Purchasing Parties”), is offering to purchase all of the outstanding Shares (other than Shares already owned by Parent, Purchaser or their respective “affiliates” (within the meaning of Section 251(h)(6) of the DGCL)). Each of Parent and Purchaser were formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. The sole stockholder of Parent is Arch Investors L.P., a Delaware limited partnership (“Arch LP”). Arch

LP is the common parent of Parent, Purchaser and Staples. SP GP (Cayman) Ltd., a Cayman Islands company (“SP GP”), is the general partner of Arch LP. Sycamore Partners II, L.P., a Cayman Islands limited partnership (“Sycamore”), is a private equity fund whose principal business is investing in securities, businesses and companies. See the “Introduction,” Section 8—“Certain Information Concerning the Purchasing Parties” and Schedule I—“Directors and Executive Officers of Staples, Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to effect a merger (the “Merger”) of Purchaser with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent and an affiliate of Staples. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.80 per Share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any such charges will apply. See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by and among the Company, Parent, Purchaser and Staples on September 14, 2018 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

•

there having been validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) in the Offer and not properly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on October 22, 2018 (such time, or such later time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”) that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) that, together with the number of Shares then owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), represents a majority of the Shares then outstanding (the “Minimum Condition”);

•	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”);

•

any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or shall have been terminated (the “HSR Clearance Condition”); and

•

no applicable law and no order, writ, judgment, injunction, decree, stipulation, determination or award issued by a governmental authority of competent jurisdiction, whether temporary, preliminary, or permanent, shall be in effect that prohibits, restrains, enjoins, or makes illegal the consummation of the Offer or the Merger (the “Restraint Condition”).

According to the Merger Agreement, as of the close of business on September 5, 2018, (i) 37,644,198 Shares were issued and outstanding (which includes 488,829 restricted Shares); (ii) no shares of Company preferred stock or nonvoting common stock were issued and outstanding; and (iii) 36,791,430 Shares, no non-voting Shares and no shares of preferred stock were held by the Company in its treasury. Additionally, as of the close of business on September 5, 2018, an aggregate of 1,370,489 Shares were reserved for issuance pursuant to the Company’s Non-Employee Directors’ Deferred Stock Compensation Plan, 2004 Long-Term Incentive Plan and 2015 Long-Term Incentive Plan, in each case as amended (as applicable) (collectively, the “Company Stock Plans”), of which: (A) 113,228 Shares were subject to issuance pursuant to outstanding Company stock options; (B) 474,738 Shares were subject to issuance pursuant to outstanding Company restricted stock units; (C) 156,250 Shares were subject to issuance pursuant to outstanding Company performance units; and (D) 626,273 Shares were subject to issuance pursuant to outstanding Company performance stock units assuming satisfaction of any performance-based vesting criteria at target levels.

Assuming no additional Shares were issued after September 5, 2018, based on the Shares outstanding on September 5, 2018, the aggregate number of Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals 14,618,469 Shares, which, together with Shares owned by Parent, Purchaser or their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL) (totaling 4,203,631 Shares), represents a majority of the Shares issued and outstanding as of September 5, 2018, or 37,644,198 Shares.

The Offer is also subject to a number of other conditions. We can waive some of the conditions of the Offer without the consent of the Company. Without the prior written consent of the Company, Parent and Purchaser cannot, among other things, (i) amend, modify or waive the Minimum Condition or the Termination Condition or (ii) add any condition to the Offer, make any Offer Condition more difficult to satisfy or otherwise modify any Offer Condition in a manner that would delay consummation of the Offer. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the Contemplated Transactions?

Purchaser estimates that it will need up to approximately $1,028 million to purchase all of the issued and outstanding Shares in the Offer, consummate the Merger and the Contemplated Transactions (including the refinancing of the Company’s existing debt) and to pay related fees and expenses. Parent and Purchaser have received the Debt Commitment Letter (as defined in Section 9—“Source and Amount of Funds”), pursuant to which Wells Fargo Bank, National Association has agreed to provide for 100% of both an asset based credit facility of $1.1 billion and a first in last out loan facility of $75 million. The Debt Financing (as defined in Section 9—“Source and Amount of Funds”), together with amounts permitted to be borrowed under Staples’ existing asset based credit facility and the available cash on hand at Staples immediately following the Acceptance Time (the “Offer Closing”), will be sufficient to pay the aggregate Offer Price for all Shares tendered in the Offer and all related fees and expenses and to consummate the other contemplated transactions (including the refinancing of the Company’s existing debt). Funding of the Debt Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter. Staples has guaranteed the payment and performance obligations of Parent and Purchaser under the Merger Agreement.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•

Parent and Purchaser received a debt commitment letter in respect of debt financing that, together with amounts permitted to be borrowed under Staples’ existing asset based lending facility, and Staples’ cash on hand and Staples’ guarantee under the Merger Agreement, will be sufficient to purchase all Shares tendered pursuant to the Offer; and

•	the Offer is not subject to any financing condition.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one (1) minute after 11:59 p.m., New York City time, on October 22, 2018 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, see Section 3—“Procedures for Accepting the Offer and Tendering Shares”—“Guaranteed Delivery.” Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore, it is preferable for Shares to be tendered by the other methods described herein.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

The time of acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which will occur on or about October 23, 2018, the first business day following the Expiration Time, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The date and time when the Merger becomes effective is referred to as the “Merger Effective Time.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

if as of any scheduled Expiration Time any of the Offer Conditions is not satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Staples, Parent, Purchaser and the Company may agree in writing) in order to permit the satisfaction of such conditions; provided, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Condition (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i), Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time; and

•

Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff or the Nasdaq Global Select Market.

In any case, we will not be (i) required to, and without the Company’s written consent will not, extend the Offer to a time and date later than 11:59 p.m., New York City time, on March 8, 2019 (the “Termination Date”) or (ii) subject to the preceding two bullet points above, permitted, without the Company’s prior written consent, to extend the Offer if all Offer Conditions have been satisfied.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Time. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, see Section 3—“Procedures for Accepting the Offer and Tendering Shares”—“Guaranteed Delivery.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Time by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the Expiration Time to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates (as defined by Section 251(h)(6) of the DGCL) equal a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for the Company.”

What is the Company Board’s recommendation?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company Board by unanimous vote of all directors present. After careful consideration, the Company Board by unanimous vote of all directors present:

•	determined that the Contemplated Transactions are fair to and in the best interests of the Company’s stockholders,

•	approved and declared advisable the Merger Agreement and the Contemplated Transactions, and

•

subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer (such recommendation, the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is consummated, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. If the Merger takes place, the Company will no longer be publicly owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Company’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of the Company, and the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent, the Company or Staples are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Merger Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. See Section 12—“Purpose of the Offer; Plans for the Company—Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding immediately prior to the Merger Effective Time (other than (i) Shares owned, directly or indirectly, by Parent or Purchaser or the Company (as treasury stock or otherwise), (ii) the Company’s equity compensation and cash awards and (iii) Shares owned by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with the applicable provisions of, Delaware law) will at the Merger Effective Time be converted into the right to receive the Offer Price.

Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares and that no appraisal rights will be available to you in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 7, 2018, the last Nasdaq trading day before the Company announced that the Staples offer constituted a “Superior Proposal” under the Agreement and Plan of Merger, dated as of April 12, 2018 (the “GPC Agreement”), by and among Genuine Parts Company, Rhino SpinCo, Inc., Essendant Inc. and Elephant Merger Sub Corp, the last sale price of the Shares reported on Nasdaq was $14.25 per Share. On September 13, 2018, the last Nasdaq trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on Nasdaq was $12.61 per Share. On September 21, 2018, the last Nasdaq trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $12.89 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No. None of the stockholders of the Company has agreed with Parent, Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement. However, Parent, Purchaser and their respective affiliates beneficially own 4,203,631 Shares, which constitutes (i) approximately 11.15% of the Shares issued and outstanding as of August 3, 2018, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2018, and (ii) approximately 11.17% of the Shares issued and outstanding as of September 5, 2018. Additionally, Staples, Parent and Purchaser have agreed that, during the pendency of the Merger Agreement, Staples, Parent, Purchaser and each of their respective affiliates will not, directly or indirectly, transfer or consent to a transfer of any Shares or any beneficial ownership interest or any other interest therein. Any transfer in violation of this restriction will be void.

If I tender my Shares, when and how will I get paid?

If the conditions of the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay for all Shares you tendered an amount in cash equal to the number of Shares you tendered multiplied by $12.80, without interest, subject to any deduction or withholding of taxes required by applicable law, at or as promptly as practicable following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

Options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Merger Effective Time, each option to purchase Shares, whether granted under a Company Stock Plan or otherwise (each, an “Option”), that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per-share exercise price of such Option, multiplied by (ii) the total number of Shares issuable upon the exercise of such Option immediately prior to the Merger Effective Time (the “Company Option Consideration”); provided, that, if the per-share exercise price of any such Option exceeds the Offer Price, such Option will be cancelled without any cash payment or other consideration being made in respect thereof. The Surviving Corporation will pay the Company Option Consideration to each holder of an Option, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time. See Section 11—“The Merger Agreement.”

What will happen to my shares of restricted stock in the Offer and the Merger?

Shares subject to vesting or other restrictions, whether granted pursuant to the Company Stock Plans or otherwise (“Company Restricted Stock”), are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Merger Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Merger Effective Time will vest in full and become free of restrictions and any repurchase rights applicable thereto will lapse, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the Offer Price (the “Company Restricted Stock Consideration”), payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer and the Merger?

The Company’s outstanding restricted stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each restricted stock unit, whether granted under a Company Stock Plan or otherwise (“Company RSU”), that is outstanding immediately prior to the Merger Effective Time will vest in full and become free of restrictions and any repurchase rights applicable thereto will lapse, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to the Merger Effective Time, multiplied by (ii) the Offer Price (the “Company RSU Consideration”), payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided, that notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the Company RSU Consideration will be paid on the settlement date for such Company RSU specified under the terms of the applicable award agreement. See Section 11—“The Merger Agreement.”

What will happen to my performance stock units in the Offer and the Merger?

The Company’s outstanding performance stock units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Merger Effective Time, each performance stock unit, whether granted under a Company Stock Plan or otherwise (“Company PSU”), that is outstanding immediately prior to the Merger Effective Time will be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the target number of units underlying such Company PSU, multiplied by (ii) the Offer Price (the “Company PSU Consideration”), payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided that, notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the Company PSU Consideration will be paid on the settlement date for such Company PSU specified under the terms of the applicable award agreement. See Section 11—“The Merger Agreement.”

What will happen to my performance units in the Offer and the Merger?

The Company’s outstanding performance units are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Merger Effective Time, each award (each, a “Company Performance Unit Award”) of performance units whose value is determined by reference to a cash amount but which is payable in Shares and which are subject to performance based vesting criteria (the “Company Performance Units”) that is outstanding immediately prior to the Merger Effective Time will become vested as to a value of $1.00 per each Company Performance Unit (the “Performance Unit Value”) and be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the Performance Unit Value, multiplied by (ii) the number of Company Performance Units subject to such Company Performance Unit Award (the “Company Performance Unit Consideration”), payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided, that notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the Company Performance Unit Consideration will be paid on the settlement date for such Performance Unit specified under the terms of the applicable award agreement. See Section 11—“The Merger Agreement.”

What will happen to my cash awards in the Offer and the Merger?

The Company’s outstanding cash awards are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Merger Effective Time, each cash-based award granted under a Company Stock Plan (each, a “Company Cash Award”), that is outstanding immediately prior to the Merger Effective Time will become vested as to the applicable Cash Award Amount (which means the amount payable pursuant to such Company Cash Award assuming satisfaction in full of (i) any applicable performance conditions at the target level (or, for certain designated Company Cash Awards, maximum level), (ii) the vesting percentage at 100% and (iii) any threshold performance conditions, including any minimum earnings per share thresholds) and be cancelled, and the holder thereof will be entitled to receive, in full satisfaction of such holder’s rights with respect thereto, an amount in cash equal to the Cash Award Amount, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided, that notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the Cash Award Amount will be paid on the settlement date for such Company Cash Award specified under the terms of the applicable award agreement. See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or non-United States income and other tax laws or tax treaties.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call D.F. King toll-free at (800) 870-0126 and banks and brokers may call D.F. King at (212) 269-5550. D.F. King is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Egg Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation (“Parent”), and an affiliate of Staples, Inc., a Delaware corporation (“Staples”), hereby offers to purchase for cash all of the outstanding shares of common stock, $0.10 par value (the “Shares”), of Essendant Inc., a Delaware corporation (the “Company”), at a purchase price per Share of $12.80, net to the seller in cash, without interest (the “Offer Price”), subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The Offer and the withdrawal rights will expire at one (1) minute after 11:59 p.m., New York City time, on October 22, 2018, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018 (the “Merger Agreement”), by and among the Company, Parent, Purchaser and Staples. The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent.

According to the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than (i) Shares owned, directly or indirectly, by Parent or Purchaser or the Company (as treasury stock or otherwise), (ii) the Company’s equity compensation and cash awards and (iii) Shares owned by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), less any applicable withholding tax. Under no circumstances will interest on the Offer Price or the Merger Consideration for Shares be paid to the stockholders of the Company, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Instruction to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Equiniti Trust Company (the “Depositary”) and D.F. King & Co, Inc. (“D.F. King”), as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Effective September 14, 2018, after careful consideration, the board of directors of the Company (the “Company Board”) by unanimous vote of all directors present (i) determined that the Contemplated Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer (such recommendation, the “Company Board Recommendation”). A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things, (a) there having been validly tendered and “received” (as defined Section 251(h)(6) of the DGCL) in the Offer and not properly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on October 22, 2018 (such time, or such later time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”), that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) that, together with the number of Shares then owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), represents a majority of the Shares then outstanding (the “Minimum Condition”); (b) the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); (c) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or shall have been terminated (the “HSR Clearance Condition”); and (d) no applicable law and no order, writ, judgment, injunction, decree, stipulation, determination or award issued by a governmental authority of competent jurisdiction whether temporary, preliminary or permanent, shall be in effect that prohibits, restrains, enjoins or makes illegal the consummation of the Offer or the Merger (the “Restraint Condition”). The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

According to the Merger Agreement, as of the close of business on September 5, 2018, (i) 37,644,198 Shares were issued and outstanding (which includes 488,829 restricted Shares); (ii) no shares of Company preferred stock or nonvoting common stock were issued and outstanding; and (iii) 36,791,430 Shares, no non-voting Shares and no shares of preferred stock were held by the Company in its treasury. Additionally, as of the close of business on September 5, 2018, an aggregate of 1,370,489 Shares were reserved for issuance pursuant to the Company’s Stock Plans, of which: (A) 113,228 Shares were subject to issuance pursuant to outstanding Company stock options; (B) 474,738 Shares were subject to issuance pursuant to outstanding Company RSUs; (C) 156,250 Shares were subject to issuance pursuant to outstanding Company performance units; and (D) 626,273 Shares were subject to issuance pursuant to outstanding Company PSUs assuming satisfaction of any performance-based vesting criteria at target levels. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares are issued after September 5, 2018, the aggregate number of Shares Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals 14,618,469 Shares, which, together with the Shares owned by Parent, Purchaser or their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL) (totaling 4,203,631 Shares), represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of September 5, 2018, or 18,822,100 Shares.

If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. None of Staples, Parent or Purchaser foresees any circumstance or development that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer; however, if the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, Parent, Purchaser, Staples and the Company have agreed to take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the consummation of the Offer. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means one (1) minute after 11:59 p.m., New York City time, on October 22, 2018, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time at which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond 11:59 p.m., New York City time, on March 8, 2019 (the “Termination Date”) or the date on which the Merger Agreement is validly terminated.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer.” Purchaser expressly reserves the right, in its sole discretion, to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition and the Termination Condition) and (iii) modify the terms of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) reduce the number of Shares purchased in the Offer, (D) amend, modify or waive the Minimum Condition or the Termination Condition, (E) add to the Offer Conditions, make any Offer Condition more difficult to satisfy or otherwise modify any Offer Condition in a manner that would delay the consummation of the Offer, (F) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act, (G) reduce the time period during which the Offer shall remain open, (H) extend the Expiration Time other than in accordance with the Merger Agreement or (I) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares (other than Parent, Purchaser and their respective affiliates) or the Company.

The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Condition) is not satisfied (other than the condition that Parent shall have received a certificate signed on behalf of the Company by a duly authorized representative of the Company certifying the satisfaction of certain conditions of the Offer (the “Officer Certificate Condition”), which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) or such longer period as Staples, Parent, Purchaser and the Company may agree in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Condition (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

Notwithstanding anything to the contrary in the foregoing, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than the Termination Date, (b) subject to the following clause (c), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied and (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff, or the Nasdaq Global Select Market.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. If the Offer is not consummated, the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the Shares deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, a change in the percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. Purchaser understands that, in the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a change in the percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, a tender offer generally must remain open for at least ten (10) business days following such change.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means a day, other than a Saturday, Sunday or other day, on which commercial banks in New York, New York are authorized or required by law to close.

If, at or before the Expiration Time, we increase the consideration to be paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time (and in any event within one business day following the Expiration Time). Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Company stockholders may be paid at different times depending upon when the above-listed items are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder of the Company to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery that have not been “received” (as defined by Section 251(h)(6) of the DGCL) by the Depositary prior to the Expiration Time will not be counted by Purchaser toward the satisfaction of the Minimum Condition and, therefore, it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing and delivering the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them will, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, have full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an applicable IRS Form W-8 by non-United States Holders (as defined in Section 5—“Material United States Federal Income Tax Consequences”) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such United States Holder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishing a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on such United States Holder and payment of cash to the United States Holder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS’ Internet website at www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder, as such terms are defined in Section 5, below (e.g., an entity or arrangement treated as a partnership for U.S. federal income tax purposes), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. In addition, tenders of Shares may be withdrawn at any time after November 22, 2018, the date that is sixty (60) days from the date of this Offer to Purchase.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. If the Offer is not consummated, the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the Shares deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the validity, form eligibility (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if Purchaser’s determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as “capital assets” as defined by Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank, thrift or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through or disregarded entity (or an investor in a partnership, S corporation or other pass-through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Shares;

•

a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan, in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•	a person that purchases or sells Shares as part of a wash sale for tax purposes;

•	a holder of Shares subject to the alternative minimum tax or base erosion and anti-abuse tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a person that holds the Shares as qualified small business stock for purposes of Section 1045 and/or Section 1202 of the Code;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who actually or constructively owns an equity interest in Parent or the surviving corporation; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger. This discussion also does not address the tax consequences arising from the Medicare tax on net investment income.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion is for informational purposes only and is not tax advice. Holders of Shares should consult their own tax advisors with respect to the application of the specific U.S. federal income tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, as well as any federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen of the United States;

•

an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for, or in excess of, certain periods of time or (iii) makes a valid election to be treated as a U.S. resident;

•

a corporation (or any other entity or arrangement taxed as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (as defined by of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize capital gain or loss equal to the difference, if any, between the amount in cash received and the United States Holder’s adjusted tax basis in the applicable Shares exchanged therefor, determined on a per share basis. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. Each United States Holder should consult such United States Holder’s tax advisors regarding the manner in which any cash received pursuant to the Offer or the Merger would be allocated among the United States Holder’s respective different blocks of Shares. Such capital gain or loss will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Certain United States Holders (including corporations) generally are not subject to backup withholding. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a United States Holder. Non-United States Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments with Respect to Shares.

Subject to the discussion in “Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•

the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case such gain generally will be subject to United States federal income tax at rates generally applicable to United States persons, and, if the non-United States Holder is a corporation, such gain may also be subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•

such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable

United States-source capital losses from sales or exchanges of other capital assets recognized by the non-United States Holder, provided that the non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (a “USRPHC”), at any time within the shorter of the five (5) year period preceding the Merger or such non-United States Holder’s holding period with respect to the applicable Shares, and, if such Shares are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such non-United States Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to United States federal income tax at rates generally applicable to United States persons (as described in the first bullet point above), except that the branch profits tax will not apply. Non-United States Holders that actually or constructively own more than 5% of the Company’s common stock should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury as to its non-U.S. status, generally by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise establishing an exemption in a manner satisfactory to the Depositary. Certain penalties may apply for failure to provide correct information. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are traded on the Nasdaq Global Select Market under the symbol “ESND.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share as reported on Nasdaq and the quarterly dividend declared.

	High	Low	Dividend
Fiscal Year Ended December 31, 2016:
First Quarter	$32.42	$24.89	$0.14
Second Quarter	$34.99	$28.63	$0.14
Third Quarter	$32.64	$18.56	$0.14
Fourth Quarter	$22.00	$14.72	$0.14

Fiscal Year Ending December 31, 2017:
First Quarter	$22.52	$13.81	$0.14
Second Quarter	$18.30	$14.19	$0.14
Third Quarter	$14.99	$11.26	$0.14
Fourth Quarter	$13.75	$8.31	$0.14

Fiscal Year Ending December 31, 2018:
First Quarter	$10.50	$7.25	$0.14
Second Quarter	$14.57	$7.20	$0.14
Third Quarter (through September 21, 2018)	$17.09	$12.34	$0.14

On September 7, 2018, the last Nasdaq trading day before the Company announced that the Staples offer constituted a “Superior Proposal” under the GPC Agreement, the last sale price of the Shares reported on Nasdaq was $14.25 per Share. On September 13, 2018, the last Nasdaq trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on Nasdaq was $12.61 per Share. On September 21, 2018, the last Nasdaq trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $12.89 per Share.

The following table indicates the date of each purchase and sale of Shares by Emu Investments LLC (“Emu”), an affiliate of the Purchasing Parties, within the past two years, and the number of Shares in each such purchase and sale. Unless otherwise indicated, all transactions were effected on the open market.

Name	Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)
Emu Investments LLC	May 1, 2018	130,132
Emu Investments LLC	May 2, 2018	361,925
Emu Investments LLC	May 2, 2018	24,242
Emu Investments LLC	May 3, 2018	236,500
Emu Investments LLC	May 4, 2018	135,000
Emu Investments LLC	May 7, 2018	559,378
Emu Investments LLC	May 8, 2018	212,052
Emu Investments LLC	May 9, 2018	241,203
Emu Investments LLC	May 10, 2018	157,862
Emu Investments LLC	May 11, 2018	946,056	(1)
Emu Investments LLC	May 11, 2018	75,000
Emu Investments LLC	May 14, 2018	171,668
Emu Investments LLC	May 15, 2018	394,539
Emu Investments LLC	May 16, 2018	85,000
Emu Investments LLC	May 17, 2018	473,074

(1)	Represents a privately negotiated block trade with a single counterparty. Beneficial ownership of such Shares was acquired by an affiliate of Emu on April 26, 2018, April 27, 2018 and April 30, 2018.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

On July 26, 2018, the Company announced that the Company Board on July 25, 2018 declared a regular dividend of $0.14 per Share, payable on October 15, 2018 to stockholders of record at the close of business on September 14, 2018. Stockholders of record as of September 14, 2018 will be entitled to receive such dividend, regardless of whether or when their Shares are tendered or purchased pursuant to the Offer.

Under the terms of the Merger Agreement, except for the declaration and payment of regular quarterly cash dividends not in excess of $0.14 per Share per quarter and dividends or distributions by any directly or indirectly wholly owned subsidiary of the Company, the Company is not permitted to declare or pay any dividends in respect of Shares unless consented to by Parent in writing. However, if the Company has declared and set a record date for a regular quarterly cash dividend permitted under the terms of the Merger Agreement, and the Acceptance Time occurs after the record date for such dividend and prior to the payment date for such dividend, then Parent or the Surviving Corporation will pay such dividend (and any applicable dividend equivalent rights to the extent any holder of a Company RSU is entitled to such rights under the terms of a Company RSU as in effect on the date the Company declared the applicable dividend) on behalf of the Company following the Closing Date (as defined in the Merger Agreement) on the scheduled payment date for such dividend. See Section 14—“Dividends and Distributions.”

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and is qualified in its entirety by reference to such report.

General. The Company is a leading national distributor of workplace items including janitorial, foodservice and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. The Company serves a diverse group of approximately 29,000 reseller customers. They include resellers in the independent reseller channel, including: office and workplace, facilities and maintenance, technology, military, automotive aftermarket, healthcare, other vertical suppliers and industrial resellers; the national reseller channel; and the e-commerce channel. The Company was incorporated in 1981 in Delaware. The Company’s principal executive offices are located at One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015, and its telephone number is (847) 627-7000. The Company’s only direct wholly owned subsidiary and principal operating company is Essendant Co. (ECO), incorporated in 1922 in Illinois. The Company has one reportable segment and operates principally within the United States, with additional operations in Canada, the United Arab Emirates and Hong Kong.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s Internet website at http://www.sec.gov. The Company maintains a website at https://www.essendant.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning the Purchasing Parties.

General. Parent is a Delaware corporation with its principal executive offices located at c/o Staples, Inc., 500 Staples Drive, P.O. Box 9271 Framingham, Massachusetts 01702. The telephone number of Parent is (508) 253-5000. Purchaser is a Delaware corporation with its principal executive offices located at c/o Staples, Inc., 500 Staples Drive P.O. Box 9271, Framingham, Massachusetts 01702. The telephone number of Purchaser is (508) 253-5000. Staples is a corporation with its principal executive offices located at 500 Staples Drive, P.O. Box 9271 Framingham, Massachusetts 01702. The telephone number of Staples is (508) 253-5000. Parent and Purchaser are affiliates of Staples and were both formed on September 6, 2018, in each case solely for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Debt Financing in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement and the Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. The sole stockholder of Parent is Arch Investors L.P., a Delaware limited partnership (“Arch LP”), which is also the indirect Parent of Staples. Arch LP is the common parent of each of the Purchasing Parties.

Staples brings technology and people together in innovative ways to consistently deliver products, services and expertise that elevate and delight customers. Staples is in business with businesses and is passionate about helping businesses work better. Headquartered outside of Boston, Mass., Staples operates primarily in North America.

Pursuant to the Merger Agreement, Staples has provided to the Company a guaranty in favor of the Company in respect of each of Parent’s and Purchaser’s respective covenants, agreements, obligation and liabilities under the Merger Agreement. In addition, Parent and Purchaser have obtained $1,175 million in financing commitments pursuant to the debt commitment letter, dated as of September 14, 2018, by and among Parent, Purchaser and Wells Fargo Bank, National Association. See Section 9—“Source and Amount of Funds.”

SP GP (Cayman) Ltd., a Cayman Islands company (“SP GP”) is the general partner of Arch LP and SP GP’s principal business is serving as the general partner of Arch LP and other affiliated entities. Sycamore Partners II, L.P., a Cayman Islands limited partnership (“Sycamore”) is a private equity fund whose principal business is investing in securities, businesses and companies. Sycamore Partners II GP, L.P., a Cayman Islands limited partnership (“Sycamore GP”) is the general partner of Sycamore and Sycamore GP’s principal business is serving as the general partner or managing member of Sycamore and other affiliated entities. Sycamore Partners II GP, Ltd., a Cayman Islands company (“Sycamore Ltd.”) is the general partner of Sycamore GP and Sycamore Ltd.’s principal business is serving as the general partner of Sycamore GP. Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”), is a director of Sycamore Ltd and Mr. Kaluzny’s principal occupation is serving as a managing member or managing director of affiliated entities. Emu is an affiliate of the Purchasing Parties and Emu’s principal business is investing in securities of the Company. We refer to Staples, Arch LP, SP GP, Sycamore, Sycamore GP, Sycamore Ltd, Mr, Kaluzny and Emu, collectively, as the “Participant Group.” The business office address of each Purchasing Party and each member of the Participant Group, and each such person’s telephone number, is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each Purchasing Party and each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between the Purchasing Parties and the Participant Group. As of the date of the Offer to Purchase, Emu, an affiliate of the Purchasing Parties, beneficially owns 4,203,631 Shares, which collectively constitute (i) approximately 11.15% of the Shares issued and outstanding as of August 3, 2018, as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2018, and (ii) approximately 11.17% of the Shares issued and outstanding as of September 5, 2018. Except as described in this Offer to Purchase, (i) none of the Purchasing Parties or any member of the Participant Group nor, to the best knowledge of any Purchasing Party or any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any Purchasing Party or any member of the Participant Group, or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Purchasing Parties or any member of the Participant Group nor, to the best knowledge of any Purchasing Party or any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer, controlling person or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days.

Staples is a major customer of the Company. The Company and its subsidiaries supply Staples with products across the Company’s product portfolio. The products supplied by the Company and its subsidiaries to Staples are provided in the ordinary course of business pursuant to supply agreements and on a purchase order basis. In each of calendar years ending December 31, 2016 and December 31, 2017, and in the first six months of 2018, the Company and its subsidiaries’ consolidated net sales to Staples have been approximately $360 million, $220 million and $55 million, respectively.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Purchasing Parties or any member of the Participant Group or any of their respective subsidiaries nor, to the best knowledge of any Purchasing Party or member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Purchasing Parties or any member of the Participant Group or any of their respective subsidiaries nor, to the best knowledge of any Purchasing Party or of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement, or as otherwise described in this Offer to Purchase, none of the Purchasing Parties or any member of the Participant Group nor, to the best knowledge of any Purchasing Party or any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchasing Parties or any member of the Participant Group nor, to the best knowledge of any Purchasing Party or any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any Purchasing Party or any member of the Participant Group, or any of their respective subsidiaries or, to the best knowledge of any Purchasing Party or any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding

(except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, Purchaser and Staples filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, are available to the public on the SEC’s Internet website at http://www.sec.gov.

9. Source and Amount of Funds.

We estimate that the total funds needed to complete the Offer, the Merger and the Contemplated Transactions (which we refer to as the “Transactions”) will be approximately $1,028 million, which includes the funds needed to (a) purchase all of the Shares tendered in the Offer and to pay the Company shareholders whose Shares are converted into the right to receive the Merger Consideration in the Merger, (b) for the payment of the Company Option Consideration, the Company Restricted Stock Consideration, the Company RSU Consideration, the Company PSU Consideration and the Company Performance Unit Consideration (in each case, as defined below) and (c) for the payment in respect of all amounts owing with respect to the Company’s existing indebtedness, including the credit facility with JPMorgan Chase Bank, N.A., at the Closing of the Merger. It is expected that such amount will be funded with a combination of cash on hand and the proceeds of the Debt Financing (as defined below) (collectively, the “Financing”).

Debt Financing. Parent and Purchaser have received a debt commitment letter, dated as of September 14, 2018 (which we refer to as the “Debt Commitment Letter”), from Wells Fargo Bank, National Association (“Wells Fargo” and together with any other lending institutions that become a party thereto in accordance with the terms thereof, the “Debt Commitment Parties”) to provide, subject to the conditions set forth in the Debt Commitment Letter, to Purchaser and, after the closing of the Merger, the Company (each of Purchaser and the Company, in its capacity as borrower thereunder, the “Borrower”), the Credit Facilities (as defined below), of which the $75 million senior secured asset based term loan credit facility is expected to be drawn at the closing of the Credit Facilities for the purpose of financing the Offer and the Merger and paying related fees and expenses, and a portion of the $1,100 million senior secured asset based revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the Debt Commitment Letter, including to finance the Offer and the Merger (along with related fees and expenses), and to back-stop, replace or cash-collateralize certain existing letters of credit of the Company and, after the closing of the Merger, to provide funding for working capital and other general corporate purposes of the Company and its subsidiaries (such committed debt financing, the “Debt Financing”).

The commitments of the Debt Commitment Parties with respect to the Credit Facilities expire upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) consummation of the Merger with or without the funding of the Credit Facilities and (iii) 11:59 p.m., New York City time, on the earlier to occur of (x) the fifth (5th) business day following the Termination Date and (y) March 13, 2019. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this Offer to Purchase. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of Parent and Purchaser must use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Merger (taking into account all other then-available financing sources).

Although the debt financing described in this Offer to Purchase is not subject to a due diligence condition or “market out,” such financing may not be considered assured. In such event, Staples has guaranteed Parent’s and Purchaser’s respective covenants, agreements, obligation and liabilities under the Merger Agreement.

Credit Facilities. The availability of the Credit Facilities is subject to, among other things, the concurrent purchase of Shares in the Offer and the concurrent consummation of the Merger in accordance with the Merger Agreement without any material amendment, waiver or modification of any of the provisions thereof that are materially adverse to the Debt Commitment Parties without the consent of the Debt Commitment Parties, the refinancing of the Company’s existing debt, the equity contribution (as described in the Debt Commitment Letter), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11—“The Merger Agreement”), solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the funding of the Credit Facilities, payment of required fees and expenses, delivery of certain historical and pro forma financial information and projections, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

FILO and ABL Credit Facilities. The Credit Facilities will consist of (i) a $75 million senior secured asset based term loan credit facility with a term of five (5) years (which we refer to as the “FILO Facility”) and (ii) a $1,100 million senior secured asset based revolving credit facility with a term of five (5) years (which we refer to as the “ABL Facility” and together with the FILO Facility, the “Credit Facilities”).

Roles. Wells Fargo has been appointed as lead arranger and bookrunner for the Credit Facilities. Wells Fargo has also been appointed as administrative agent and collateral agent for the Credit Facilities (which we refer to, in such capacities, as the “Administrative Agent”).

Interest Rate. The FILO Facility is expected to bear interest, at the Borrower’s option, at a rate equal to (i) Adjusted LIBOR plus 2.25% or (ii) an alternate base rate plus 1.25%. The ABL Facility is expected to bear interest, at the Borrower’s option, at a rate equal to (i) Adjusted LIBOR plus 1.50% or (ii) an alternate base rate plus 0.50%. The margins of each Credit Facility are subject to one step-down of 0.25% and one step-up of 0.25% commencing at the completion of the first full fiscal quarter completed after the closing date of the Credit Facilities based on specified levels of availability with respect with the Maximum ABL Borrowing Amount (as defined in the Debt Commitment Letter). Adjusted LIBOR means the London interbank offered rate for deposits in U.S. dollars (adjusted for statutory reserve requirements and subject to a floor of 0.00%) for a period of (as selected by the Borrower) one (1), two (2), three (3), six (6), or, to the extent agreed to by all relevant lenders, twelve (12) months or a period of shorter than one (1) month.

Prepayments. The Borrower will be permitted to make voluntary prepayments with respect to the ABL Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The Borrower will be permitted to make voluntary prepayments with respect to the FILO Facility at any time, subject to satisfaction of the Payment Conditions (as defined in the FILO Facility documentation), and, if applicable, any LIBOR breakage costs. The remaining aggregate principal amount of the loans under the FILO Facility will be due on their maturity date.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiary of the Borrower, subject to certain limitations.

Security. The obligations of the Borrower and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with the Debt Commitment Parties (or any affiliates of the foregoing) will be secured, subject to permitted liens and other agreed upon exceptions, on a first-priority basis by a perfected security interest in all of the Borrower’s and each guarantor’s existing or after-acquired tangible and intangible personal property and material fee-owned real property, as well as all of the capital stock of the Borrower and all of the capital stock in wholly owned restricted subsidiaries directly held by the Borrower or any guarantor (limited, in the case of foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date of the Credit Facilities, but instead will be required to be delivered following the closing date of the Credit Facilities pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include a financial maintenance covenant consisting of specified excess availability levels and customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

Beginning on March 12, 2018, Stefan Kaluzny, a director of Staples and managing partner and managing director of Sycamore, and certain employees of Staples and Sycamore, began discussing and reviewing the possibility of a strategic transaction involving Staples and the Company. Staples is owned by affiliates of Sycamore.

On March 16, 2018, Staples engaged Kirkland & Ellis LLP (“Kirkland”) as outside legal counsel in connection with a potential transaction between Staples and the Company.

On April 9, 2018, Mr. Kaluzny called Richard Phillips, the President and Chief Executive Officer of the Company, and left a voice message but did not indicate the purpose of the phone call.

On April 12, 2018, the Company announced that it had entered into an Agreement and Plan of Merger, dated as of April 12, 2018, by and among the Company, Genuine Parts Company, a Georgia corporation (“GPC”), Rhino SpinCo, Inc., a Delaware corporation (“SpinCo”) and Elephant Merger Sub Corp., a Delaware corporation (“Merger Sub”) (the “GPC Agreement”).

On April 17, 2018, Staples sent a letter to Mr. Phillips and the Company Board expressing its interest in the purchase of 100% of the Company’s outstanding shares (“Shares”) for $11.50 per Share in cash (the “April 17 Letter”).

Beginning on April 26, 2018, certain affiliates of Staples began purchasing Shares.

On April 27, 2018, the Company informed Staples and GPC that it was not interested in pursuing a transaction on the terms outlined in Staples’ April 17 Letter.

On April 29, 2018, Staples sent a second letter to Mr. Phillips and the Company Board (the “April 29 Letter”) requesting that the Company engage with Staples to discuss the purchase of 100% of the Company’s outstanding equity for $11.50 per Share in cash (the “Staples Proposal”). Staples indicated in the April 29 Letter that, if it received confidential information about the Company and engaged in discussions regarding a transaction with the Company, Staples believed that it would be able to “identify incremental value opportunities which should enable [Staples] to increase [its] all-cash offer significantly in excess of $11.50 per Share.”

On May 4, 2018, the Company Board determined that the proposal in the April 29 Letter was reasonably likely to lead to a “Superior Proposal” under the GPC Agreement. On May 10, 2018, the Company sent Staples a proposed confidentiality agreement.

On May 15, 2018, Staples sent the Company a revised draft of the confidentiality agreement. Also on May 15, 2018, Mr. Kaluzny informed Mr. Phillips that Staples would be filing a Schedule 13D with the SEC to disclose beneficial ownership of 9.9% of the Company’s outstanding Shares by Staples and the other Participants.

On May 16, 2018, the Company announced that it received an unsolicited proposal from Staples to acquire all outstanding Shares of the Company for $11.50 per Share in cash. Also on May 16, 2018, Staples filed a Schedule 13D with the SEC disclosing beneficial ownership of 9.9% of the Company’s outstanding Shares and the April 17 Letter and April 29 Letter. On May 17, 2018, the Company sent Staples a revised draft of the confidentiality agreement.

On May 17, 2018, the Company announced that it had adopted a stockholder rights plan.

On May 21, 2018, Staples filed an amended Schedule 13D disclosing beneficial ownership of 11.15% of the Company’s outstanding Shares by Staples and the Participants.

On May 29, 2018, the Company adopted an amendment to the rights plan.

On June 1, 2018, Sycamore filed a Notification and Report Form pursuant to 16 C.F.R. §801.30 (the “Hart-Scott-Rodino Form”) in connection with the possible transaction proposed in the April 29 Letter and sent a letter to Mr. Phillips notifying the Company of the filing of the Hart-Scott-Rodino Form.

During the months of June and July, Sycamore continued its review of publicly available information regarding the Company and engaged additional advisors, including Barclays Capital Inc. (“Barclays”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) as financial advisors.

In July of 2018, Staples received a request for additional information from the FTC relating to its filing under the HSR Act for its proposed acquisition of the Company.

On July 31, 2018, Staples sent a letter to Mr. Phillips and the Company Board pursuant to which Staples reaffirmed its interest in engaging in discussions with the Company Board regarding the Staples Proposal (the “July 31 Letter”) and identifying incremental value opportunities. In the letter, Staples indicated that it would be willing to fund the $12 million termination fee should the Company become obligated to pay that sum to GPC upon termination of the existing GPC Agreement in order to enter into an agreement with Staples. In the letter, Staples also indicated its desire to enter into a confidentiality agreement with the Company. Shortly after sending the July 31 Letter, Staples provided the Company with a draft merger agreement for its review. Later that day, Staples filed an amended Schedule 13D disclosing the July 31 Letter.

Between July 31, 2018 and August 3, 2018, Kirkland engaged in discussions with the Company’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), regarding the confidentiality agreement and draft merger agreement.

On August 3, 2018, Staples and the Company finalized the confidentiality agreement which did not include a standstill. On that same date, the Company deemed the confidentiality agreement an “Acceptable Confidentiality Agreement” (as defined in the GPC Agreement). Pursuant to the Acceptable Confidentiality Agreement, the Company is not permitted without the prior consent of Staples to disclose any information that constitutes material, non-public information to Staples such that purchases or sales of securities of the Company by Staples while in possession of such information would be unlawful under applicable United States federal securities laws by reason of Staples’ possession of such information.

On August 6, 2018, there was a conversation between representatives of Skadden and a representative of Staples relating to the status of the FTC’s investigation of the Staples transaction.

On August 7, 2018, Staples received an executed commitment letter from Wells Fargo Bank, National Association for 100% of both an asset based credit facility (“ABL Facility”) of $1.1 billion and a first in, last out loan facility of $75 million. The aggregate available proceeds of these facilities, together with available cash on hand of Staples and amounts permitted to be borrowed under Staples’ existing ABL Facility, were sufficient to enable Staples to pay the purchase price and related fees and expenses of and to consummate the other transactions (including the refinancing of the Company’s existing debt) contemplated by the Staples Proposal.

On August 9, 2018, Morgan Stanley sent to the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”), materials in support of the Staples Proposal.

On August 13, 2018, Staples sent a letter to Mr. Phillips and the Company Board that included the materials in support of the Staples Proposal previously sent to Citi. On this same day, Staples filed an amendment to its Schedule 13D enclosing the letter and materials.

On August 16, 2018, members of management of the Company and Stuart Taylor, II, a member of the Company Board, hosted a management presentation for representatives of Staples and Sycamore, including Mr. Kaluzny and representatives of Kirkland, Barclays and Morgan Stanley, at the offices of the Company’s financial advisor. Representatives of Skadden were also present. On August 19, 2018, Kirkland sent to Skadden follow up diligence requests.

On August 22, 2018, Kirkland was granted access to the Company’s virtual data room and representatives from Staples, Sycamore, Barclays and Morgan Stanley were granted access to the Company’s virtual data room on August 23, 2018.

On August 28, 2018, representatives of the Company held a telephonic due diligence session with representatives of Sycamore and Staples. Representatives of Citi, Skadden, Barclays, Morgan Stanley and Kirkland also attended this session.

On September 4, 2018, Staples sent a letter (the “September 4 Letter”) to Mr. Phillips and the Company Board that included an investor presentation in support of the Staples Proposal. Shortly after sending the letter, Staples provided the Company with a revised draft merger agreement for its review, which included, among other things, a $20 million termination fee, which would be payable by Staples to the Company in the event the transaction with Staples was terminated due to a failure to receive antitrust clearance. On September 4, 2018, Staples also filed an amended Schedule 13D disclosing that it had delivered the September 4 Letter and investor presentation to the Company, filed the Preliminary Proxy Statement (as defined below) and issued a press release relating to these disclosures.

On September 4, 2018, Staples and certain of its affiliates (the “Participants”) filed a preliminary proxy statement (the “Preliminary Proxy Statement”) and accompanying gold proxy card with the Securities and Exchange Commission in connection with the Company special meeting of stockholders scheduled for October 5, 2018 to vote on the issuance of shares in connection with the GPC transaction (the “Special Meeting”). The Preliminary Proxy Statement indicated the intent of Staples and the Participants to solicit proxies against each of the Company’s proposals at the Special Meeting.

On September 4, 2018, Staples delivered a letter to Mr. Phillips and Company Board that included the Investor Presentation in support of its proposal to acquire all of the remaining common stock of the Company not owned by the Participants. On that same day, Staples submitted to the Company a demand to inspect stockholder list materials pursuant to the DGCL.

On September 5, 2018, a representative of Morgan Stanley received a call from a representative of Citi about potential improvements in the terms of Staples’ offer to acquire the Company. On a separate call on that same day, representatives of Morgan Stanley again spoke with representatives of Citi and suggested that Skadden and Kirkland engage on the non-price terms of the merger agreement in anticipation of discussions about price.

On September 5, 2018, Skadden delivered a revised draft of the merger agreement. On that same day, a representative of Kirkland and a representative of Skadden spoke regarding the status of the FTC’s investigation of the Staples transaction.

On September 7, 2018, a representative of Morgan Stanley communicated to a representative of Citi that Staples had not identified anything in its due diligence to warrant an increase in its offer price, but that he believed Staples may be willing to increase its offer price to $12.65 per share. He also communicated that Staples would not agree to a “hell or high water” antitrust efforts covenant in the merger agreement, but instead would agree to pay the Company a termination fee if regulatory approval were not obtained, which had been reflected in the draft of the merger agreement delivered by Kirkland to Skadden on September 4, 2018.

On September 8, 2018, on behalf of the Company, a representative of Citi called a representative of Morgan Stanley to deliver the Company’s counterproposal to Staples of $12.80 per share, which was subject to the negotiation of the other terms of the merger agreement on terms satisfactory to the Company’s board of directors. Later that night, representatives of Morgan Stanley and Citi discussed the counterproposal and the representative of Morgan Stanley indicated that he believed Staples would be willing to engage in a transaction at $12.80 per share, subject to negotiation of mutually acceptable terms of a binding proposal by the end of September 9, 2018.

On September 9, 2018, Staples delivered a binding offer to the Company to acquire all of the remaining Shares not owned by the Participants for $12.80 per share in cash (the “September 9 Offer”). The September 9 Offer was accompanied by a merger agreement signed by Staples, Parent and Purchaser and an executed debt commitment letter. The September 9 Offer provided that it could be accepted by the Company any time before 5:00 p.m. Eastern time on the fourth business day after the day the Company had notified GPC that the September 9 Offer was a “Superior Proposal” under the GPC Agreement.

On September 9, 2018, the Company Board, after consultation with the Company’s legal and financial advisors, determined that Staples’ September 9 Offer constituted a “Superior Proposal” (as defined in the GPC Agreement). On September 10, 2018, the Company delivered notice to GPC of this determination and the Company’s intention to terminate the GPC Agreement in order to enter into the merger agreement with Staples (the “Notice of Superior Proposal”). GPC announced that it had received the Notice of Superior Proposal, did not intend to make any counterproposals during the three-day match period required under the GPC Agreement and anticipated that the GPC Agreement would terminate at the end of such three-day match period.

On September 14, 2018, following the conclusion of the three-day match period required under the terms of the GPC Agreement, the Company terminated the GPC Agreement in order to enter into the merger agreement with Staples pursuant to the September 9 Offer. Shortly thereafter, Staples paid to GPC on behalf of the Company the $12 million termination fee due under the GPC Agreement.

On September 14, 2018, the Company executed and delivered the Merger Agreement previously executed by Parent, Purchaser and Staples and the Merger Agreement became effective. That same day, the Company and Staples jointly announced that they had entered into the Merger Agreement.

On September 17, 2018, Pzena Investment Management (“Pzena”), the Company’s largest stockholder, filed a Schedule 13D with the SEC indicating its belief that the transactions contemplated by the Merger Agreement did not constitute a “Superior Proposal” under the GPC Agreement and that Pzena did not intend to support the proposed acquisition of the Company by Staples.

On September 24, 2018, Staples, Parent and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between the Company, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning the Purchasing Parties,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

For information on the Merger Agreement and the other agreements between the Company, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning the Purchasing Parties,” Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement.”

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this Section 11 will have the respective meanings given to them in this Offer to Purchase. Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (the “Parties”) and may be intended not as statements of fact, but rather as a way of allocating risk among the Parties. In addition, such representations, warranties and covenants were qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Indemnification of Officers and Directors” below), certain portions of the Merger Agreement related to financing matters, and the rights of the Company’s stockholders to receive the Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the Parties. The Company’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser, Staples or any of their respective subsidiaries or affiliates.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the Shares at a price per share equal to $12.80, net to the seller in cash, without interest (such amount per Share, or any higher amount per Share that may be paid pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), subject to any deduction or withholding of taxes required by applicable law, as promptly as practicable after the date of the Merger Agreement, but in no event more than ten (10) days after the date of the Merger Agreement (i.e., by September 24, 2018), and that, subject to the satisfaction, or waiver by Purchaser, of the Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for (by delivery of funds to the depositary for the Offer) all Shares validly tendered and not properly withdrawn pursuant to the Offer at or as promptly as practicable following the Expiration Time (and in any event no later than the business day immediately following the date on which the Expiration Time occurs). Unless extended in accordance with the terms of the Merger Agreement, the expiration time of the Offer will be one (1) minute after 11:59 p.m., New York City time, on October 22, 2018.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered and not properly withdrawn pursuant to the Offer are subject to the Offer Conditions described in Section 15—“Conditions of the Offer.” The Offer Conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Purchaser and Parent. Purchaser expressly reserves the right, in its sole discretion, to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition and the Termination Condition) and (iii) modify the terms of the Offer not inconsistent with the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) reduce the number of Shares purchased in the Offer, (D) amend, modify or waive the Minimum Condition or the Termination Condition, (E) add to the Offer Conditions, make any Offer Condition more difficult to satisfy or otherwise modify any Offer Condition in a manner that would delay the consummation of the Offer, (F) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act, (G) reduce the time period during which the Offer shall remain open, (H) extend the Expiration Time other than in accordance with the Merger Agreement or (I) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares (other than Parent, Purchaser and their respective affiliates) or the Company.

Expiration and Extension of the Offer.

Unless extended in accordance with the terms of the Merger Agreement, the expiration time of the Offer will be one (1) minute after 11:59 p.m., New York City time, on October 22, 2018. The Merger Agreement provides that, if on any scheduled Expiration Time any Offer Condition (including the Minimum Condition) is not satisfied (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time) or, in Purchaser’s sole discretion, waived (if such Offer Condition is permitted to be waived pursuant to the Merger Agreement and applicable law), then Purchaser will extend the Offer for successive periods of time of up to five (5) business days each (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (or such longer period as Staples, Parent, Purchaser and the Company may agree) in order to permit the satisfaction of such conditions; provided, however, that if at any scheduled Expiration Time the only unsatisfied Offer Condition is the Minimum Condition (other than the Officer Certificate Condition, which by its nature is to be satisfied at the Expiration Time), (i) Purchaser will not be required to extend the Offer for more than a total of twenty (20) business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) if prior to any scheduled Expiration Time on or after such twentieth (20th) business day referred to in the foregoing clause (i) Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser will not extend the Offer beyond such scheduled Expiration Time.

Notwithstanding anything to the contrary in the foregoing, (a) Purchaser will not be required to, and without the Company’s written consent will not, extend the Offer to a date later than the Termination Date, (b) subject to the following clause (c), Purchaser will not, without the Company’s prior written consent, extend the Offer if all Offer Conditions have been satisfied and (c) Purchaser will extend the Offer for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff, or the Nasdaq Global Select Market.

Purchaser will not, and Parent will not permit Purchaser to, terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company other than in connection with a valid termination of the Merger Agreement. If the Merger Agreement is validly terminated, Purchaser will promptly (and in any event within one (1) business day) irrevocably and unconditionally terminate the Offer and will not acquire any Shares pursuant thereto. If the Offer is validly terminated prior to the Acceptance Time, Purchaser will promptly return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

Recommendation.

The Company Board has (i) determined that the Offer, the Merger and the other Contemplated Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer (such recommendation, the “Company Board Recommendation”).

The Merger.

Upon the terms and subject to the satisfaction or written waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL, at the Merger Effective Time, Purchaser will merge with and into the Company, with the Company surviving the Merger as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent.

The Parties will take all necessary and appropriate actions to cause the Merger to become effective immediately following the Offer Closing without a meeting of the stockholders of the Company to vote on the adoption of the Merger Agreement in accordance with Section 251(h) of the DGCL. The Merger will be effective at the time a certificate of merger is filed with the Secretary of State of the State of Delaware (or such later time as may be agreed by the Parties and is specified in such certificate of merger) and will have the effects set forth in the Merger Agreement and in the applicable provisions of the DGCL. In the event the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL for any reason, then the Parties will take all reasonable actions necessary to cause the consummation of the Merger as promptly as practicable after the Offer Closing.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

The certificate of incorporation of the Company immediately prior to the Merger Effective Time will be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Shares, amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter duly amended. The bylaws of Purchaser immediately prior to the Merger Effective Time will be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Shares, the bylaws of the Surviving Corporation until thereafter duly amended. The directors of Purchaser immediately prior to the Merger Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of Purchaser immediately prior to the Merger Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such director’s or officer’s earlier death, resignation or removal.

Conditions to the Merger.

The respective obligations of the Parties to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable law) by the mutual written consent of Parent and the Company at or prior to the Merger Effective Time of each of the following conditions:

•	Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

•

No applicable law or governmental order shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any governmental authority of competent jurisdiction that prohibits, restrains or makes illegal the consummation of the Merger.

Merger Consideration; Conversion of Shares; Conversion of Common Stock of Purchaser.

At the Merger Effective Time, all Shares that are owned, directly or indirectly, by Parent or Purchaser or the Company (including shares held as treasury stock or otherwise) or Purchaser immediately prior to the Merger Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”).

At the Merger Effective Time, each Share that is issued and outstanding immediately prior to the Merger Effective Time (other than (A) Cancelled Shares, (B) Options, Company Restricted Stock, Company RSUs, Company Performance Units, Company PSUs and Company Cash Awards and (C) Shares owned by a holder entitled to demand and who has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), less any applicable withholding tax. As of the Merger Effective Time, all Shares so converted into the right to receive the Merger Consideration will automatically be cancelled and will cease to exist, and each holder of a Certificate that immediately prior to the Merger Effective Time represented any such Shares or Shares held in book-entry form will cease to have any rights with respect thereto, except the right to receive the Merger Consideration and as provided by the Merger Agreement or applicable law.

At the Merger Effective Time, by virtue of the Merger, each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Merger Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Treatment of Company Options.

The Merger Agreement provides that, at the Merger Effective Time, each Option that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per-share exercise price of such cancelled Option, multiplied by (ii) the total number of Shares issuable upon the exercise of such Option immediately prior to the Merger Effective Time; provided, that, if the per-share exercise price of any such Option exceeds the Offer Price, such Option will be cancelled without any cash payment or other consideration being made in respect thereof. The Surviving Corporation will pay the Company Option Consideration to each holder of an Option, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time.

Treatment of Company Restricted Stock.

The Merger Agreement provides that, at the Merger Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Merger Effective Time will vest in full and become free of restrictions and any repurchase rights applicable thereto will lapse, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the Offer Price, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time.

Treatment of Company Restricted Stock Units.

The Merger Agreement provides that, at the Merger Effective Time, each Company RSU that is outstanding immediately prior to the Merger Effective Time will vest in full and become free of restrictions and any repurchase rights applicable thereto will lapse, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to the Merger Effective Time, multiplied by (ii) the Offer Price, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation, within five (5) business days following the Merger Effective Time; provided that, notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the consideration payable for any Company RSU will be paid on the settlement date for such Company RSU specified under the terms of the applicable award agreement.

Treatment of Company Performance Stock Units.

The Merger Agreement provides that, at the Merger Effective Time, each Company PSU that is outstanding immediately prior to the Merger Effective Time will be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the target number of units underlying such Company PSU, multiplied by (ii) the Offer Price, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation, within five (5) business days following the Merger Effective Time; provided that, notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the consideration payable for any Company PSU will be paid on the settlement date for such Company PSU specified under the terms of the applicable award agreement.

Treatment of Company Performance Units.

The Merger Agreement provides that, at the Merger Effective Time, each Company Performance Unit Award that is outstanding immediately prior to the Merger Effective Time will become vested as to the Performance Unit Value and be cancelled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, an amount in cash equal to the product of (i) the Performance Unit Value, multiplied by (ii) the number of Company Performance Units subject to such Company Performance Unit Award, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided, that notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the consideration payable for any Company Performance Unit will be paid on the settlement date for such Performance Unit specified under the terms of the applicable award agreement.

Treatment of Company Cash Awards

The Merger Agreement provides that, at the Merger Effective Time, each Company Cash Award that is outstanding immediately prior to the Merger Effective Time will become vested as to the applicable Cash Award Amount and be cancelled, and the holder thereof will be entitled to receive, in full satisfaction of such holder’s rights with respect thereto, an amount in cash equal to the Cash Award Amount, payable, less any applicable withholding taxes, through the payroll of the Surviving Corporation within five (5) business days following the Merger Effective Time; provided that, notwithstanding anything to the contrary contained in this paragraph, if required to comply with applicable law, the Cash Award Amount will be paid on the settlement date for such Company Cash Award specified under the terms of the applicable award agreement.

Payment of Merger Consideration.

Prior to the Merger Effective Time, Parent will enter into a customary paying agent agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”). Prior to the Merger Effective Time, Parent will deposit with the Paying Agent cash in an aggregate amount necessary to pay the Merger Consideration (the “Merger Fund”).

Parent will instruct the Paying Agent to mail, as soon as reasonably practicable after the Merger Effective Time, and in any event not later than the third (3rd) business day after the date of the consummation of the Merger, to each holder of record of a Certificate whose Shares were converted into the right to receive the

Merger Consideration, a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such duly executed letter of transmittal and any other documents as may reasonably be required by the Paying Agent, Parent will cause the Paying Agent to pay the aggregate Merger Consideration in respect thereof and the Certificate so surrendered will be cancelled. Any holder of book-entry shares will not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration to which such holder is entitled. In lieu thereof, each record holder of one or more book-entry shares whose Shares were converted into the right to receive Merger Consideration will automatically upon the Merger Effective Time be entitled to receive, and Parent will cause the Paying Agent to pay the aggregate Merger Consideration in respect thereof to such holder.

Any portion of the Merger Fund that remains undistributed to the former holders of Shares on the one (1) year anniversary of the Merger Effective Time will, subject to any abandoned property, escheat or similar applicable law, be delivered to the Surviving Corporation, upon demand, and any former holders of Shares who have not theretofore complied with the Merger Agreement in respect of the delivery of Merger Consideration will thereafter only be able to look to the Surviving Corporation for payment of their claim for the Merger Consideration.

Each of Parent, the Surviving Corporation or the Paying Agent are entitled to deduct and withhold from any consideration otherwise payable to any former holder of Shares pursuant to the Merger Agreement any applicable withholding taxes or other deductions required by applicable law.

Appraisal Shares

The Merger Agreement provides that Shares that are outstanding immediately prior to the Merger Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) will not be converted into the Merger Consideration under the terms of the Merger Agreement, but rather the holders of Appraisal Shares will be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for, the Merger Consideration. The Company must provide prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent will have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Merger Effective Time, the Company may not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Representations and Warranties.

The Merger Agreement contains representations and warranties of the Company, Parent, Purchaser and Staples.

In the Merger Agreement, the Company has made representations and warranties (qualified by reference to the Company’s SEC filings and the confidential disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent and Purchaser) to Parent and Purchaser with respect to, among other things:

•	due incorporation, valid existence, good standing and authority to carry on business;

•	authority to enter into and perform obligations under the Merger Agreement;

•	capital structure and ownership of subsidiaries;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	board approval obtained;

•	governmental consents and approvals;

•	financial statements, SEC filings, disclosure controls and procedures, internal accounting controls and undisclosed liabilities;

•	inventory;

•	absence of certain changes or events;

•	absence of investigations or litigation;

•	accuracy of information supplied for use in this document and certain other disclosure documents to be filed with the SEC in connection with the Contemplated Transactions;

•	compliance with applicable laws;

•	intellectual property matters;

•	interests in real property;

•	employee benefit and labor matters;

•	tax matters;

•	material contracts;

•	environmental matters;

•	title to assets;

•

action by the Company to ensure that the Rights Agreement will not prohibit (or result in any adverse effects as a result of) the Contemplated Transactions, and the absence of any other anti-takeover plan or similar device;

•	payment of fees to brokers or finders in connection with the Contemplated Transactions;

•	the receipt by the board of an opinion of the Company’s financial advisor;

•	compliance with, and valid termination of, the GPC Agreement; and

•	actions taken by the Company between the Determination Date (as defined in the Merger Agreement) and the date of the Merger Agreement.

In the Merger Agreement, Parent, Purchaser and Staples have made representations and warranties (qualified by reference to the confidential disclosure letter delivered by Parent, Purchaser and Staples to the Company) to the Company with respect to, among other things:

•	due incorporation, valid existence, good standing and authority to carry on business;

•	authority to enter into and perform obligations under the Merger Agreement;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	board and stockholder approvals obtained;

•	governmental consents and approvals;

•	financial statements and solvency;

•	financing commitments obtained in connection with the Contemplated Transactions;

•	absence of investigations or litigation;

•	accuracy of information supplied for use in this document and certain other disclosure documents to be filed with the SEC in connection with the Contemplated Transactions;

•	capitalization, operations and purpose of Purchaser;

•	payment of fees to brokers or finders in connection with the Contemplated Transactions; and

•	ownership of Shares and Section 203 of the DGCL.

None of the representations and warranties contained in the Merger Agreement will survive the consummation of the Merger. The Merger Agreement does not contain any post-closing indemnification with respect to these matters. Many of the representations and warranties contained in the Merger Agreement made by the Company are qualified as to the “knowledge” of certain employees of the Company, “materiality” or “Company Material Adverse Effect.”

Under the Merger Agreement, “Company Material Adverse Effect” means any event, circumstance, change in or effect on the Company and its subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Company and its subsidiaries, taken as a whole. However, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there has been a “Company Material Adverse Effect”:

•	events, circumstances, trends, changes or effects that generally affect the industries or segments thereof in which the Company or its customers operate, including legal and regulatory changes;

•	general business, economic or political conditions (or changes therein);

•

events, circumstances, changes or effects affecting the financial, credit or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates;

•

events, circumstances, changes or effects arising out of, or attributable to, (w) all public disclosures or other public communications or actions taken by Parent or affiliates of Parent that are directly or indirectly related to the Company or any of its subsidiaries (including the Schedule 13D filed by affiliates of Parent on May 16, 2018, and any amendment thereto, and the disclosure contained therein), and all public disclosures or other public communications or actions taken by the Company or affiliates of the Company that are directly or indirectly related to Parent or any of its affiliates, (x) the announcement of the execution of the Merger Agreement or the GPC Agreement, (y) the consummation of the Contemplated Transactions or (z) the identity of Parent or its affiliates, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors, licensees or sub-licensees;

•	events, circumstances, changes or effects arising out of, or attributable to, strikes, slowdowns, lockouts or work stoppages (pending or threatened);

•

events, circumstances, changes or effects arising out of, or attributable to, acts of armed hostility, sabotage, terrorism or war (whether or not declared), including any escalation or worsening thereof;

•

events, circumstances, changes or effects arising out of, or attributable to, earthquakes, hurricanes, tsunamis, tornadoes, floods or other natural disasters, weather-related conditions, explosions or fires, or any force majeure events in any country or region in the world;

•

events, circumstances, changes or effects arising out of, or attributable to, changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or Applicable Law or the interpretation or enforcement thereof; or

•

events, circumstances, changes or effects arising out of, or attributable to, (1) the failure by the Company to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period or (2) any change in the Company’s stock price or trading volume (it being understood in the case of each of clauses (1) and (2) that the underlying cause of, or factors contributing to, such failure or change may be taken into account in determining whether a Company Material Adverse Effect has occurred).

Notwithstanding the foregoing, none of the categories of exclusions described in the first, second, third, fifth, sixth, seventh or eighth bullets above will apply to the extent that such event, circumstance, change or effect has a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, as compared with other participants in the industries in which they operate.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to the “knowledge” of individuals, “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any event, circumstance, change in or effect that would prevent or materially delay, interfere with, impair or hinder the consummation by Parent, Purchaser or Staples of the Offer, the Merger and the Contemplated Transactions.

Conduct of Business Pending the Merger.

The Company has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the Merger Effective Time. In general, the Company has agreed that, prior to the Merger Effective Time, except as contemplated by the Contemplated Transactions, required by applicable law or consented to by Parent (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will use reasonable best efforts to (i) conduct its and its subsidiaries’ business in the ordinary course in all material respects; and (ii) preserve intact in all material respects the business organization and assets of such business, including by using reasonable best efforts to (a) keep available the services of their key employees and (b) preserve the goodwill and current relationships with customers, suppliers and other persons with which they have business relations.

In addition, the Company has agreed that, prior to the Merger Effective Time, except as contemplated by the Contemplated Transactions, required by applicable law, or consented to by Parent (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in the Company Disclosure Letter, the Company will not, and will cause its subsidiaries not to, take any of the following actions:

•

(A) issue, sell or dispose of or (B) authorize the issuance, sale or disposition of any shares of any class of capital stock, or other ownership interests, of the Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or any of its subsidiaries, other than, as applicable, (1) any such transaction by a directly or indirectly wholly owned subsidiary of the Company which remains a directly or indirectly wholly owned subsidiary of the Company after consummation of such transaction or (2) upon the exercise or settlement of, or as otherwise required by, any Options, Company RSUs, awards of Company Restricted Stock, Company PSUs or Company Performance Units granted pursuant to the Company Stock Plans and, in each case, outstanding on the date of the Merger Agreement, in accordance with their terms in effect on the date of the Merger Agreement or thereafter granted in the ordinary course of business;

•

(A) sell, pledge or dispose of, (B) grantor permit an encumbrance to exist on or (C) authorize the sale, pledge or disposition of, or granting or placing an encumbrance on, any material assets of the businesses of the Company and its subsidiaries, except (1) in the ordinary course of business and consistent with past practice, (2) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the businesses of the Company or its subsidiaries and (3) certain permitted encumbrances, including encumbrances to secure certain indebtedness permitted to be incurred under the Merger Agreement;

•

amend or restate the articles or certificate of incorporation or bylaws (or similar organizational documents) of the Company or any of its material subsidiaries (other than immaterial amendments to any such subsidiary’s organizational documents);

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or property, with respect to any of its capital stock except for (A) the declaration and payment by the Company of regular quarterly cash dividends of no more than $0.14 per Share per quarter (adjusted to appropriately reflect the effect of any stock split, reverse stock split, recapitalization or other like change with respect to Shares) and (B) dividends or distributions by any wholly owned subsidiary of the Company;

•

(A) acquire or dispose of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, other than acquisitions and investments not exceeding $5,000,000 in the aggregate and dispositions not exceeding $5,000,000 in the aggregate;

•	make any loans or advances or capital contribution to, or investment in, any person other than the Company or any of its subsidiaries;

•

(A) grant any increase in the base salaries, target bonus opportunity, or other benefits payable by the Company or its subsidiaries to any of its employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any Company benefit plan, (C) adopt any collective bargaining agreements or similar labor agreements or arrangements or (D) enter into or amend any employment, consulting, change in control, transaction-related bonus, retention, severance or termination agreement with any employee of the Company, other than, in the case of (A), (B) and (C), (1) as required by applicable law, (2) as required by any Company employee benefit plan or Company collective bargaining agreement or agreement with works councils or similar employee representative bodies, (3) grants of equity or equity-based awards pursuant to the Company’s equity compensation plans as set forth in the Company Disclosure Letter, (4) in the ordinary course of business consistent with the past practices of the Company or its subsidiaries (including in the context of new hires or promotions based on job performance or workplace requirements) or (5) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of the Company and/or its subsidiaries;

•

change any method of accounting or accounting practice or policy used by the Company as it relates to the businesses of the Company and its subsidiaries, other than changes required by GAAP, applicable law or a governmental authority;

•

other than in the ordinary course of business and consistent with past practice or as required by applicable law, (A) make any change (or file any such change) in any method of tax accounting or any annual tax accounting period, (B) make, change or rescind any tax election, (C) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (D) file any amended tax return or claim for refund, (E) enter into any closing agreement relating to taxes or (F) waive or extend the statute of limitations in respect of taxes, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Parent, the Company or any of their respective subsidiaries;

•

incur, guarantee or assume or otherwise become responsible for any indebtedness for borrowed money other than (A) indebtedness incurred under the Company’s current credit facilities and existing financing documents, (B) indebtedness solely between or among the Company and its subsidiaries, (C) refinancings, replacements, extensions and renewals of existing indebtedness entered into in the ordinary course of business consistent with past practice, (D) indebtedness incurred in connection with the Contemplated Transactions, (E) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice and (F) guarantees made by the Company or its subsidiaries in respect of the Company or any other of its subsidiaries;

•

commence or settle any claim, action or proceeding before a governmental authority, other than (A) in the ordinary course of business and consistent with past practice, (B) settlements that result solely in monetary obligations that will be satisfied prior to the Merger Effective Time and/or customary confidentiality obligations or (C) as contemplated by the Merger Agreement in respect of litigation relating to the Contemplated Transactions;

•	other than in the ordinary course of business and consistent with past practice, materially amend (other than an extension), cancel or terminate any material contract or any material license;

•	fail to exercise any rights of renewal with respect to any material real property lease unless the Company determines in good faith that a renewal would not be in its best interests;

•

abandon, disclaim, sell, assign or grant any security interest in any material intellectual property of the Company and its subsidiaries, including failing to make filings or recordings and failing to pay required fees and taxes, except in the ordinary course of business and consistent with past practice;

•

grant to any third-party any exclusive license, enter into any covenant not to sue or disclose to any person any trade secret or confidential information with respect to any material intellectual property of the Company and its subsidiaries, except in the ordinary course of business and consistent with past practice;

•

fail to use commercially reasonable efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the business of the Company and its subsidiaries;

•

make any capital expenditures or other expenditures with respect to property, plant or equipment, other than in the ordinary course of business consistent with past practice and not exceeding $3,000,000 per calendar month (and $2,500,000 per calendar month effective as of January 1, 2019); or

•	enter into any agreement to do any of the foregoing.

In addition, from the date of the Merger Agreement until the Merger Effective Time, the Company will, and will cause each of its subsidiaries to use commercially reasonable efforts to, (i) prepare and timely file all material tax returns that it is required to file, (ii) timely pay all material taxes due and payable on such tax returns and (iii) promptly notify Parent of any notice of any material claim, action or proceeding, or any audit, in respect of any tax matters (or any significant developments with respect to ongoing claims, actions, proceedings or audits).

No Solicitation of Transactions.

The Merger Agreement contains detailed provisions restricting the Company’s ability to seek certain alternative transactions. Under these provisions, the Company has agreed that it will not, and it will cause its affiliates and its affiliates’ respective directors, officers, employees, attorneys, accountants, advisors or agents (each, a “representative”) not to:

•

solicit, initiate, or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to the Company stockholders) with respect to any Competing Company Transaction (as defined below);

•

enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Company Transaction;

•	agree to, approve, endorse or Competing Company Transaction;

•	enter into any agreement relating to a Competing Company Transaction; or

•	resolve, propose or agree, or authorize or permit any representative, to do any of the foregoing.

The Merger Agreement provides that the term, “Competing Company Transaction” means any transaction or series of related transactions (other than the Contemplated Transactions) that constitutes:

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries, the assets of which represent over 20% of the total revenue or fair market value of the assets of the Company and its subsidiaries, taken as a whole;

•

any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that represent over 20% of the total revenue or fair market value of the assets of the Company and its subsidiaries, taken as a whole;

•	any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company;

•	any tender offer or exchange offer that, if consummated, would result in any person or entity becoming the beneficial owner of more than 20% of any class of equity securities of the Company; or

•	any combination of the foregoing.

The Company has also agreed to immediately cease or cause to be terminated all existing discussions or negotiations with any person (other than Parent and its affiliates) conducted prior to the execution of the Merger Agreement by such party or any of its representatives with respect to a Competing Company Transaction. The Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or one of its affiliates is a party in connection with a Competing Company Transaction, unless the Company Board determines in good faith that failure to take any such action would be inconsistent with the Company Board’s fiduciary duties under applicable law. The Company has also agreed to, to cause its subsidiaries and to instruct its representatives to, request that each person (other than Parent and its affiliates) that has executed a confidentiality agreement with the Company in connection with that person’s consideration of a Competing Company Transaction return or destroy all information required to be returned or destroyed under the terms of the applicable confidentiality agreement and, if requested by Parent, to enforce that person’s obligation to do so.

Under the Merger Agreement, the Company must promptly (and in any event within 24 hours) notify Parent, orally and in writing, after the receipt of any proposal, inquiry, offer or request with respect to a Competing Company Transaction, including any request for discussions or negotiations and any request for information relating to the Company or any of its affiliates or for access to the business, properties, assets, books or records of the Company or any of its affiliates. The notice must include the identity of the person making the proposal, inquiry, offer or request and a description of the proposal, inquiry, offer or request, including in reasonable detail any terms and conditions of the proposed Competing Company Transaction, and the Company must also promptly (and in any event within twenty-four (24) hours) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing. The Company has agreed that it will keep Parent reasonably informed of the status and reasonable details of any proposal, inquiry, offer or request and any information requested of or provided by the Company. The Company has also agreed that it will substantially simultaneously provide to Parent any nonpublic information concerning the Company that may be made available to any other person in response to such a proposal, inquiry, offer or request unless such information has previously been provided or made available by the Company to Parent.

Despite the covenants described in foregoing paragraphs in this Section 11, at any time prior to the Acceptance Time, the Company may furnish information to, and enter into discussions and negotiations with, a person (or any of such person’s representatives) who has made a written, bona fide proposal or offer with respect to a Competing Company Transaction that did not result from a material breach of the Merger Agreement by the Company if, prior to furnishing such information and entering into such discussions and negotiations:

•	the Company Board has determined, in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel) that the proposal or offer constitutes, or is reasonably likely to lead to, a Superior Proposal (which is described in the following paragraph);

•	the Company has provided written notice to Parent of its intent to furnish information or enter into discussions and negotiations with such person; or

•

the Company has obtained from the person a confidentiality agreement with confidentiality terms no less favorable to the Company than those contained in the Company’s confidentiality agreement with Parent and, promptly upon its execution, delivered to Parent a copy of the confidentiality agreement.

The Merger Agreement provides that the term “Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Company Transaction (provided that such Competing Company Transaction must involve more than 50% of the total revenue or fair market value of the assets of the Company and its subsidiaries, taken as a whole), on terms and conditions that the Company Board determines, in its good faith judgment, after consulting with a financial advisor of internationally recognized reputation and external legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal (including availability of financing, and any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or proposal, or otherwise) to be (1) more favorable from a financial point of view to the stockholders of the Company than the Contemplated Transactions and (2) reasonably expected to be consummated.

Company Board Recommendation.

The Company has agreed in the Merger Agreement that neither the Company Board nor any committee thereof will:

•

withdraw, qualify, modify, amend or fail to make, or publicly propose to withdraw, qualify, modify or amend, the Company Board Recommendation (or fail to include the Company Board Recommendation in the Schedule 14D-9);

•	make any public statement or take any action inconsistent with the Company Board Recommendation; or

•	approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt, a Competing Company Transaction.

Any of the actions described in the foregoing bullet points constitutes a “Change in Recommendation.”

In addition, notwithstanding such restrictions, if at any time prior to the Acceptance Time and in response to an offer or proposal for a Competing Company Transaction that did not result from a material breach of the Merger Agreement, the Company Board determines in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel) that the offer or proposal is a Superior Proposal, and determines in its good faith judgment, after consulting with its outside legal counsel, that failure to make a Change in Recommendation with respect to the Superior Proposal would be inconsistent with its fiduciary duties to the Company and the Company stockholders under applicable law, then the Company Board may (x) make a Change in Recommendation or (y) terminate the Merger Agreement in order to enter into a definitive agreement providing for such Superior Proposal, but only if:

•

the Company provides written notice to Parent advising Parent that the Company Board has received a Superior Proposal promptly after the Company Board determines it has received a Superior Proposal, stating that the Company Board intends to make a Change in Recommendation or terminate the Merger Agreement and describing in reasonable detail the terms and conditions of the Superior Proposal;

•

Parent does not, within three (3) business days of receipt of the notice of a Superior Proposal described above, make a written offer to revise the terms of the Merger Agreement in a manner that the Company

Board determines, in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, to be at least as favorable to the Company stockholders as the Superior Proposal;

•

during the three (3) business day period following delivery of the notice described above, the Company negotiates in good faith with Parent (to the extent Parent desires to negotiate) regarding any offer or proposal made by Parent to revise the terms of the Merger Agreement; and

•

if there is any amendment to the terms of the Superior Proposal during the three (3) business day period following delivery of the notice described above, the Company provides a new written notice of the material terms of such amended Superior Proposal giving Parent an additional three (3) business day period to make an offer or proposal to revise the terms of the Merger Agreement in a manner that the Company Board determines to be at least as favorable to the Company stockholders as the Superior Proposal.

Subject to the Company’s obligations as summarized above, nothing in the Merger Agreement prohibits the Company or the Company Board from (1) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (2) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that its failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law; provided, however, that any such disclosure (other than issuance of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to the Merger Agreement or an acquisition proposal will be deemed to be a Change in Recommendation unless the Company Board in connection with such communication publicly states that its recommendation with respect to the Merger Agreement has not changed.

The Merger Agreement also provides that the Company Board is not prohibited from making a Change in Recommendation under certain circumstances if there is a material development or change in circumstances that was not known or, with respect to developments or changes in circumstances relating to the Company and its subsidiaries, reasonably foreseeable to the Company Board on the date the Merger Agreement was executed and occurs or arises after the execution of the Merger Agreement but becomes known to the Company Board prior to the Acceptance Time (such development or change, an “Intervening Event”); provided that the receipt, existence or terms of a Competing Company Transaction will not constitute an Intervening Event.

Debt Financing.

Parent and Purchaser have agreed not to consent to any amendment, replacement, supplement, termination, assignment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any other agreement related to the Debt Financing without the prior written consent of the Company, if such amendment, replacement, supplement, termination, assignment, modification or waiver would (i) reduce the aggregate principal amount of the Debt Financing to an amount less than that which is required to consummate the transactions under the Merger Agreement (after taking into account all then available sources of financing), (ii) impose new or additional conditions or any contingencies, or otherwise amend, replace, supplement, terminate, assign, modify or expand any conditions, to the receipt of the Debt Financing at the closing of the Merger or (iii) individually or in the aggregate with all other amendments, replacements, supplements, terminations, assignments, modifications or waivers, reasonably be expected to (A) materially delay or prevent the Offer Closing or the closing of the Merger, (B) make the funding of the Debt Financing less likely to occur at or prior to the Offer Closing, or (C) adversely impact the ability of each of Parent or the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or other agreements related to the Debt Financing or delay, prevent or adversely impact the ability of each of Parent or the Purchaser to consummate the Contemplated Transactions.

Parent and Purchaser may, however, (i) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, agents, syndication agents, documentation agents or similar entities who had not executed the Debt Commitment Letter as of the date of the Merger Agreement in accordance with the provisions of the Debt Commitment Letter, (ii) amend or otherwise modify the Debt Commitment Letter to implement any flex provisions applicable thereto or (iii) otherwise amend, modify or replace, or agree to any waivers in respect of, the Debt Commitment Letters so long as, with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing (as defined in the Merger Agreement).

Parent has agreed to take, and to cause its Affiliates to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions (including accepting and complying with any market flex provisions) described in the Debt Commitment Letters as promptly as practicable following the date hereof and by no later than the Offer Closing, including executing and delivering the financing agreements and all other documents and instruments reasonably required thereunder and taking certain other specific actions set forth in the Merger Agreement. Parent has also agreed to keep the Company reasonably informed on a current basis of the status of Parent’s and Purchaser’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to the status, proposed closing date and material terms of the financing agreements and taking certain other specific actions set forth in the Merger Agreement. If all or any portion of the Debt Financing becomes unavailable or could reasonably be expected to become unavailable on the terms and conditions and from the Financing Sources (giving effect to the flex provisions applicable thereto) and Staples’ available financing sources are not then made available in a corresponding amount, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Contemplated Transactions, subject to certain limitations.

Prior to the Closing Date, the Company will use its reasonable best efforts to provide to Parent and Purchaser such reasonable cooperation as is customary and reasonably requested by Parent in connection with the consummation of the Debt Financing, including using its reasonable best efforts to (to the extent that such cooperation does not, in the Company’s reasonable judgment, unreasonably interfere with the ongoing business or operations of the Company and any of its subsidiaries):

•

provide reasonable and customary assistance with the preparation of appropriate and customary materials for lender presentations, bank information memoranda and similar documents reasonably and customarily required to arrange the Debt Financing;

•

to the extent reasonably requested in writing by Parent at least ten (10) business days prior to the closing of the Merger, to furnish Parent with all reasonable documents or other information required by bank regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the U.S.A. Patriot Act of 2011, relating to the Company or any of its subsidiaries;

•

have the Company designate members of senior management of the Company to execute customary authorization letters with respect to Company information included in a customary confidential information memorandum for a syndicated bank financing and cause management of the Company to participate in a reasonable number of meetings or presentations, between senior management and the sources of the Debt Financing;

•

to the extent timely requested by Parent and required under the Debt Commitment Letter, to obtain documents reasonably requested by Parent or its sources of Debt Financing relating to the repayment of the existing indebtedness of the Company and its subsidiaries and the release of related liens and related guarantees, including customary payoff letters;

•	assist in the preparation of definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Debt Financing; and

•

use reasonable best efforts to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (B) cooperate with Parent to establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and (C) permit representatives of the prospective lenders to conduct commercial field examinations, inventory and intellectual property appraisals, Phase I environmental assessments and an appraisal of the owned real property, and make audits and appraisals delivered for the purposes of any credit facility available to Parent for purposes of the Debt Financing.

Notwithstanding anything to the contrary contained in the Merger Agreement, neither the Company nor any of its subsidiaries shall be required to:

•	pay any commitment or other similar fee;

•	incur any liability of any kind (or cause their respective representatives to incur any liability of any kind) prior to the Merger Effective Time;

•

enter into or approve (or commit to enter into or approve) any certificate, document, agreement, instrument or definitive agreements with respect to the Debt Financing, in each case which will be effective prior to the Merger Effective Time;

•

take any action that would (i) unreasonably interfere with the ongoing operations of the Company or any of its subsidiaries, (ii) cause any representation or warranty in the Merger Agreement to be breached, (iii) cause any director, officer or employee of the Company or any of its subsidiaries to incur any personal liability, (iv) conflict with the organizational documents of the Company or any of its subsidiaries or any applicable law or (v) result in the contravention of, or could reasonably be expected to result in a violation or breach of, or a default under, any contract to which the Company or any of its subsidiaries is a party;

•	provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its subsidiaries;

•

(i) provide any audited or unaudited financial statements (including separate financial statements for any subsidiary) other than documents filed by the Company with the SEC, (ii) prepare any pro forma financial information, (iii) change any fiscal period or (iv) provide financial or other information regarding the Company or its subsidiaries that is not in the possession of the Company or any of its subsidiaries; or

•

issue any offering or information document or provide any legal opinion or other opinion of counsel or any solvency certificate that would become effective prior to the closing of the Merger (it being understood that any solvency certificate would not cover Staples and its subsidiaries after giving effect to the transactions contemplated under the Merger Agreement).

Parent and Purchaser have agreed that the Company and its affiliates and its and their respective representatives will not have any responsibility for, or incur any liability to any person under, any financing that Parent and Purchaser may raise in connection with the transactions contemplated under the Merger Agreement, or the above financing cooperation. Parent and Purchaser have agreed to, on a joint and several basis, indemnify and hold harmless the Company, its affiliates and its and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by any of such persons in connection with the arrangement of the Debt Financing or any refinancing of indebtedness contemplated by the Merger Agreement or with the above financing cooperation, except in instances of gross negligence or willful misconduct on the part of Company, its affiliates or representatives. Parent must promptly reimburse the Company for any expenses and costs (including reasonable attorneys’ fees) incurred in connection with the above financing cooperation.

Existing Company Notes.

In the Merger Agreement, the Company has agreed, if directed by Parent, to commence a change of control offer to purchase all of the Company’s outstanding 3.75% Secured Senior Notes due January 15, 2021 (the “Existing Company Notes”) using funds provided by Parent. The purchase price for such Existing Company Notes would be 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but excluding the date of prepayment. The closing of the change of control offer will be conditioned on the occurrence of the Offer Closing, and the Parties must use reasonable best efforts to cause the change of control offer to close on the Closing Date. In addition, if requested by Parent, the Company has agreed to issue substantially simultaneous with, but not prior to, the Merger Effective Time, a notice of optional prepayment for all of the outstanding Existing Company Notes. Parent will be responsible for all fees and expenses related to the repurchase of the Existing Company Notes and shall promptly reimburse upon request of the Company all reasonable and documented out-of-pocket costs, fees and expenses incurred by or on behalf of the Company in connection with any optional prepayment or change of control offer made in respect of the Existing Company Notes (including any out-of-pocket costs, fees and expenses incurred in connection with the preparation or distribution of any documents related thereto).

Regulatory Matters.

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to:

•

promptly obtain all authorizations, consents, orders and approvals of all governmental authorities that are or become necessary for its execution and delivery of, and the performance of its obligations under, the Merger Agreement;

•	cooperate fully with the other parties in obtaining all such authorizations, consents, orders and approvals; and

•	provide information reasonably requested by governmental authorities in connection with the Contemplated Transactions.

Except with the Company’s prior written consent, none of Parent or its affiliates may (i) agree to extend any waiting period or agree to refile under any antitrust laws or (ii) enter into any agreement with any governmental authority agreeing not to consummate the transactions contemplated under the Merger Agreement.

The Parties have also agreed to promptly make its respective filings and notifications under the HSR Act and under any other antitrust or competition laws under which filing is required or under which the Parties mutually determine that filing is advisable with respect to the transactions contemplated under the Merger Agreement and to supply as promptly as practicable to the appropriate governmental authorities any additional information that may be requested pursuant to the HSR Act or such other laws. The Parties have agreed to determine the jurisdictions in which filings will be made under antitrust laws within ten (10) business days of the date of the Merger Agreement. Parent filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 1, 2018.

In addition, each Party has agreed to use reasonable best efforts to avoid or eliminate impediments under the HSR Act or any other antitrust, competition or trade regulation law that may be asserted by any governmental authority or any other person so as to enable the Parties to consummate the Contemplated Transactions as promptly as practicable (each, an “Impediment”) and in any event prior to the Termination Date. However, no Party is required to (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders, trust or otherwise, the sale, divestiture or disposition of any assets, properties or businesses or (ii) undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material and adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of (a) Parent, its affiliates and its and their subsidiaries or (b) the Company and its subsidiaries (each of such actions, a “Burdensome Condition”). The Merger Agreement provides that, as used in this paragraph, “reasonable best efforts” includes the taking of any steps necessary to avoid or eliminate an Impediment (other than any action that would result in a Burdensome Condition), including entering into a “firewall” consent agreement between Staples and the FTC, limiting the access of employees within Staples or its affiliates to the commercially sensitive and confidential information the Company or any of its subsidiaries have received or Staples or any of its affiliates or subsidiaries may receive, and such consent agreement will not be considered a Burdensome Condition and shall not be taken into consideration in determining whether a Burdensome Condition exists.

In addition, the Merger Agreement provides that each Party shall, and shall cause its affiliates to, use its reasonable best efforts to defend through litigation on the merits any proceeding by any governmental authority or any other person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the Merger prior to the termination date of the Merger Agreement.

Each of Parent and Staples has agreed that it will not, and will cause its affiliates not to, enter into any transaction or agreement to effect any transaction that could be reasonably expected to increase the time required to (1) obtain the expiration or termination of the waiting period under the HSR Act or any other antitrust, competition or trade regulation law applicable to the Contemplated Transactions, (2) avoid the entry of, the commencement of litigation seeking the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order that could reasonably be expected to materially delay or prevent the consummation of the Contemplated Transactions, or (3) obtain all authorizations, consents, orders and approvals of governmental authorities necessary or mutually determined as advisable for the consummation of the Contemplated Transactions.

Employee Benefits Matters.

Except where an applicable collective bargaining agreement or similar labor agreement or arrangement requires otherwise, for twelve (12) months after the closing of the Merger (the “Continuation Period”), Parent will provide, or cause to be provided, to each employee of the Company or any of its subsidiaries who continues to be employed immediately after the closing of the Merger by Parent, the Surviving Corporation or any respective subsidiary thereof (each, a “Continuing Employee”), and for as long as such Continuing Employee continues to be employed during the Continuation Period by Parent, Surviving Corporation or any Subsidiary thereof, with (i) the same base salary or wage rate and short- and long-term incentive opportunities that, in each case, were provided to such Continuing Employee by the Company or its subsidiaries immediately prior to the date of the Merger Agreement (provided that, in lieu of any equity-based incentive opportunities provided by the Company prior to the closing of the Merger, Parent may substitute cash-based incentive opportunities of equal target value) and (ii) participation in employee benefit plans and programs that are substantially comparable in the aggregate to those benefits provided to the Continuing Employee under the employee benefit plans and programs of the Company and its subsidiaries immediately prior to the date of the Merger Agreement; provided that the foregoing shall not confer upon any Continuing Employee the right to continue in employment following the closing of the Merger, nor is it intended to interfere with Parent’s, the Surviving Corporation’s or any of their respective subsidiaries’ rights (subject to applicable law) to terminate the employment of any Continuing Employee for any reason or no reason following the closing of the Merger. Additionally, during the Continuation Period, Parent shall maintain, or cause to be maintained, in effect the existing terms of the severance and layoff plans provided to Parent prior to September 9, 2018 and set forth in the Company Disclosure Letter and applicable to the Continuing Employees immediately before the closing of the Merger.

In addition, if the closing of the Merger occurs prior to the completion of the 2018 fiscal year or prior to payment being made to such Continuing Employee under the applicable plan with respect to the 2018 fiscal year, the Company has agreed to pay to each Continuing Employee a bonus under the terms of the Company’s existing bonus or other cash incentive, variable pay or sales incentive plan in which such Continuing Employee participates prior to the closing of the Merger, with the amount equal to the greater of (i) the amount payable to such Continuing Employee under the applicable plan for the 2018 fiscal year based on actual performance and (ii) the amount payable to such Continuing Employee under the applicable plan for the 2018 fiscal year assuming target level performance (the “Bonus Amount”). If the closing of the Merger occurs during the 2019 fiscal year, the Company has agreed to pay to each Continuing Employee, on the Closing Date, the pro-rated amount of the Bonus Amount, with the pro-ration determined through the Closing Date. All such amounts will be paid through the payroll system of the Company or such subsidiary and less all applicable deductions and withholdings.

The foregoing provisions of the Merger Agreement related to employee benefits matters do not create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or any of its subsidiaries in respect of continued employment (or resumption of employment) with Parent or any of its affiliates, and no such provisions create any such rights in any such individuals in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement which has been or may be established by Parent, the Surviving Corporation or any of their respective affiliates. Subject to applicable law, unless otherwise provided in the Merger Agreement, no provision of the Merger Agreement will constitute a limitation on rights to amend, modify or terminate, either before or after the Merger Effective Time, or will constitute or be treated as an amendment, modification or termination of, any employee benefit plan or arrangement which has been or may be established by Parent or any of its affiliates.

Indemnification of Officers and Directors.

Parent and Purchaser have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time existing at the date of the Merger Agreement in favor of the current or former directors or officers of the Company as provided in the Company’s organizational documents and any indemnification contract between such directors or officers and the Company as in effect on the date of the Merger Agreement and made available to Parent, in each case, will continue in full force and effect in accordance with their terms, following the Merger Effective Time. The Merger Agreement also provides that for a period of six (6) years commencing on the Merger Effective Time, the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s organizational documents or any indemnification contract as in effect immediately prior to the Merger Effective Time with respect to acts or omissions occurring prior to the Merger Effective Time, and the Surviving Corporation will not amend, repeal or modify any such provision that would adversely affect any such director or officer. Parent has agreed to guarantee and stand surety for, and cause the Surviving Corporation to honor such covenants in accordance with their respective terms.

The Merger Agreement also provides that, prior to the Merger Effective Time, the Company will (or if the Company is unable, the Surviving Corporation will as of or after the Merger Effective Time) purchase a six (6) year prepaid “tail” insurance policy with terms, conditions, retentions and limits of liability that are no less favorable to the insured persons than the coverage as provided under the Company’s existing insurance policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Merger Effective Time. Parent has agreed to cause such policy to be maintained in full force and effect for its term and the Surviving Corporation will honor all obligations under such policy, except that in no event shall the Company pay, or the Surviving Corporation be required to pay, with respect to such insurance policies, more than 300% of the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the “Maximum Amount”). If the Company or the Surviving Corporation fails to obtain such “tail” insurance policies prior to, as of or after the Effective Date, then the Surviving Corporation will, for a period of six (6) years from the Merger Effective Time, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Date, except that in no event will Parent be required to pay annual premiums in excess of the Maximum Amount, but will purchase as much coverage as possible for the Maximum Amount.

Certain Limitations on the Transfer of Shares by Staples, Parent and Purchaser.

Pursuant to the Merger Agreement, Staples, Parent and Purchaser have agreed that, during the pendency of the Merger Agreement, Staples, Parent, Purchaser and each of their respective affiliates will not, directly or indirectly, transfer or consent to a transfer of any Shares or any beneficial ownership interest or any other interest therein. Any transfer in violation of this restriction will be void.

Staples Guaranty.

As a material inducement to the Company to enter into the Merger Agreement, Staples unconditionally guarantees (as the primary obligor and not merely as surety) to the Company the prompt and full discharge by Parent and Purchaser of each of Parent’s and Purchaser’s respective covenants, agreements, obligations and liabilities under the Merger Agreement and will be liable for any breach of any representation, warranty, covenant or obligation of Parent or Purchaser.

Certain Other Covenants and Agreements.

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	the payment by Parent, on behalf of the Company, to Genuine Parts Company of the termination fee under the GPC Agreement;

•

the obligation of the Company and the Company Board to take all actions necessary so that any rights previously granted under the Rights Agreement, dated as of May 17, 2018, by and between Essendant Inc. and Equiniti Trust Company (as amended and supplemented by the First Amendment, dated as of May 29, 2018, and as further amended and supplemented by the Second Amendment, dated as of September 14, 2018, the “Rights Agreement”) do not become exercisable as a result of the execution of the Merger Agreement or the consummation of the Offer, the Merger and the other Contemplated Transactions;

•

the obligation of the Company and the Company Board to use reasonable best efforts to take such actions within their control to eliminate or, if not possible to eliminate, to minimize to the maximum extent possible, the effects of any state takeover or other applicable law that purports to limit or restrict business combinations, on the Contemplated Transactions;

•

the Company’s obligation to use reasonable best efforts to afford Parent and its authorized representatives access to each of the Company’s offices, properties and books and records and to furnish copies of related information, as well as restrictions on Parent and Staples contacting any of the employees, customers, distributors or suppliers of the Company without the prior written authorization of the Company;

•	an acknowledgement that the Company exercises complete control and supervision over its operations prior to the consummation of the Merger;

•

steps required to cause any disposition of Shares (including derivative securities with respect to Shares) resulting from the Contemplated Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	Rule 14d-10(d) matters;

•

each Party’s obligation to take appropriate actions, and to assist and cooperate with the other Parties, to do all things necessary, proper or advisable under applicable law to consummate and make effective the Offer, the Merger and the Contemplated Transactions as promptly as practicable;

•	the obligation of Staples and Parent to cause Purchaser (and Staples to cause Parent) to perform its obligations under the Merger Agreement;

•	transaction litigation;

•	the de-listing and deregistration of the Shares;

•	confidentiality obligations of the Parties; and

•	the payment by Parent or the Surviving Corporation of a regular quarterly cash dividend that has been declared, but not paid, prior to the Acceptance Time.

Termination of the Merger Agreement.

The Merger Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Acceptance Time by the written consent of all of the Parties.

Also, subject to specified qualifications and exceptions, either the Company or Parent may terminate the Merger Agreement and abandon the Contemplated Transactions at any time prior to the Acceptance Time:

•	if the Acceptance Time has not occurred by the Termination Date;

•

if any governmental authority in a competent jurisdiction has issued a final and non-appealable order, writ, judgment, injunction, decree, stipulation, determination or award that permanently enjoins the consummation of the Offer or the Merger (any such order, a “Restraint”); or

•

if the Offer shall have expired (after giving effect to any extensions in accordance with the Merger Agreement) or have been terminated, in each case, in accordance with the terms of the Merger Agreement and the Acceptance Time shall not have occurred solely as a result of the Minimum Condition not being satisfied; provided, however, that no Party will have such a termination right if such Party is then in material breach of its obligations under the Merger Agreement in any manner that shall have been the primary cause of the Minimum Condition not being satisfied.

In addition, subject to specified qualifications and exceptions, Parent may terminate the Merger Agreement and abandon the Contemplated Transactions if:

•

the Company has breached any representation, warranty, covenant or agreement in the Merger Agreement that would, if occurring or continuing at the Expiration Time, cause the Offer Conditions related to the Company’s compliance with its representations, warranties, covenants or agreements in the Merger Agreement not to be satisfied, and such breach is not cured, or cannot be cured, upon the earlier of (i) thirty (30) days following Parent’s written notice to the Company of such breach and Parent’s intent to terminate the Merger Agreement or (ii) the Termination Date;

•	prior to the Expiration Time, a Change in Recommendation has occurred; or

•	prior to the Expiration Time, the Company has materially breached its obligations under the Merger Agreement relating to a Change in Recommendation or the non-solicitation of alternative transactions.

In addition, subject to specified qualifications and exceptions, the Company may terminate the Merger Agreement and abandon the Contemplated Transactions if:

•

Parent, Purchaser or Staples have materially breached any representation, warranty, covenant or agreement in the Merger Agreement and such breach is not cured, or cannot be cured, upon the earlier of (i) thirty (30) days following the Company’s written notice to Parent of such breach and the Company’s intent to terminate the Merger Agreement or (ii) the Termination Date;

•

prior to the Acceptance Time, to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the conditions described above in “Company Board Recommendation;” provided that, prior to or substantially concurrently with such termination, the Company pays to Parent the Termination Fee;

•

(i) if Parent or Purchaser fails to commence the Offer within one (1) business day after it is otherwise obligated to commence the Offer in the time period provided by the Merger Agreement or (ii) the Offer shall have expired and Purchaser fails to promptly accept for payment and purchase validly tendered Shares pursuant to the Offer when required to do so under the Merger Agreement.

If the Merger Agreement is validly terminated, then the Merger Agreement will immediately become void, without any liability on the part of any Party or their respective representatives except as described below in “Termination Fee and Expenses Payable in Certain Circumstances”; provided that nothing in the Merger Agreement will relieve any party from liability for fraud committed prior to such termination or for any willful breach prior to such termination of any of its covenants or agreements set forth in the Merger Agreement; provided, further, that provisions of the Merger Agreement relating to confidentiality, the guaranty by Staples of Parent’s and Purchaser’s obligations under the Merger Agreement, the effect of termination of the Merger Agreement, fees and expenses and all of the general provisions of the Merger Agreement will survive any termination and remain in full force and effect.

Procedure and Effect of Termination.

The Merger Agreement may be terminated only pursuant to those provisions summarized above in “Termination of the Merger Agreement.” Termination of the Merger Agreement shall not require the approval of the Company Stockholders. In order to terminate the Merger Agreement, the party desiring to terminate the Merger Agreement shall give written notice of such termination to the other parties in accordance with the Merger Agreement, specifying the provision of the Merger Agreement pursuant to which such termination is effected.

If the Merger Agreement is validly terminated, then the Merger Agreement shall immediately become void, without any liability on the part of the Company, Parent, Purchaser or Staples or their respective representatives, except for certain designated provisions (including, among other things, provisions on confidentiality, fees and expenses) and, subject to certain liability limitations, which shall survive such termination.

Termination Fee and Reimbursement Payable in Certain Circumstances.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $12,000,000 (the “Termination Fee”) is payable by or on behalf of the Company to Parent, and the Company is required to reimburse Parent for the $12,000,000 termination previously paid to Genuine Parts Company in connection with the termination of the GPC Agreement (the “GPC Reimbursement Fee”). The circumstances under which the Termination Fee and GPC Reimbursement Fee are payable include:

•

if Parent terminates the Merger Agreement due to (1) a Change in Recommendation or (2) the Company materially breaches its obligations under the Merger Agreement relating to a Change in Recommendation or the non-solicitation of alternative transactions; and

•

if the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the non-solicitation provisions in the Merger Agreement.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, (1) following the date of the Merger Agreement and prior to the termination of the Merger Agreement, a Competing Company Transaction is publicly announced or otherwise is publicly known, and, in either case, not publicly withdrawn and (2) on or prior to the date that is twelve (12) months after the date of such termination, the Company enters into a Competing Company Transaction or consummates a Competing Company Transaction (whether or not the applicable Competing Company Transaction is the same as the original Competing Company Transaction publicly announced or publicly known), provided that, solely for purpose of this provision, references to “20%” in the definition of Competing Company Transaction will be deemed to refer to “50%,” then the Company must pay Parent the Termination Fee and the GPC Reimbursement Fee:

•	if the Merger Agreement is terminated by the Company or Parent because the Acceptance Time has not occurred by the Termination Date; or

•

if the Merger Agreement is terminated by Parent due to the Company’s uncured material breach of a covenant or agreement in the Merger Agreement that would, if occurring or continuing at the Expiration Time, cause the Offer Conditions related to the Company’s compliance with its covenants or agreements in the Merger Agreement not to be satisfied.

The Merger Agreement provides that, if (i) Parent or the Company terminates the Merger Agreement due to the Acceptance Time not having occurred by the Termination Date and the HSR Clearance Condition or the Restraint Condition (in the case of the Restraint Condition, pursuant to any antitrust law) have not been satisfied by the Termination Date, but all other Offer Conditions (other than (A) the Minimum Condition and (B) those conditions that by their terms are to be satisfied at the consummation of the Offer) have been satisfied or waived or (ii) Parent or the Company terminates the Merger Agreement due to the existence of a Restraint that relates to antitrust laws and such Restraint is not primarily caused by a breach of any covenants or agreements of the Company in the Merger Agreement, then Parent shall pay to the Company $20,000,000 (the “Non-Clearance Fee”).

Parent has agreed that, in the event that the Termination Fee and the GPC Reimbursement Fee is paid, the payment of such fees will be the sole and exclusive remedy of Parent, its stockholders, affiliates, officers, directors, employees and representatives against the Company or any of its representatives or affiliates for, and in no event will Parent or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to: (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger or the Offer, as the case may be, to be consummated, (ii) the termination of the Merger Agreement, (iii) any liabilities or obligations arising under the Merger Agreement or the Contemplated Transactions or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement, and upon payment of the Termination Fee and the GPC Reimbursement Fee, neither the Company, nor any representative or affiliate of the Company shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Contemplated Transactions. The Merger Agreement also provides that the Non-Clearance Fee is the sole and exclusive remedy of the Company in the event of termination of this Agreement under circumstances requiring the payment of the Non-Clearance Fee other than with respect to fraud committed prior to such termination or for any willful breach prior to such termination of any of its covenants or agreements set forth in this Agreement.

If the Company fails to pay the Termination Fee and/or the GPC Reimbursement Fee when due, on the one hand, or Parent fails to pay the Non-Clearance Fee when due, on the other hand, the amount of any such payment will be increased to include the costs of all expenses incurred or accrued by the Party owed such fees (including fees and expenses of counsel) in connection with the collection under and enforcement of the terms of the Merger Agreement, together with interest on the unpaid Termination Fee, GPC Reimbursement Fee or Non-Clearance Fee, as applicable.

Except as described in this Section 11 and subject to certain exceptions, the Merger Agreement provides that all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses) incurred in connection with the Merger Agreement and the Contemplated Transactions are to be paid by the Party incurring such expenses whether or not the Offer or the Merger is consummated.

Specific Performance.

In the Merger Agreement, the Parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of the Merger Agreement by a Party, and that any such breach would cause the other Parties irreparable harm. Accordingly, the Parties have agreed that, in the event of any breach or threatened breach of the provisions of the Merger Agreement, the other parties are entitled to equitable relief without the requirement of posting a bond or other security and without proof of actual damages, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to a party at law or in equity.

Amendment.

The Merger Agreement may be amended, modified and supplemented any time prior to the Merger Effective Time; provided, however, that (a) no such amendment, modification or supplement will result in the Merger Consideration not being the same amount and kind of cash, property, rights or securities as the consideration being offered to holders of Shares in the Offer, (b) after the Offer Closing, no such amendment, modification or supplement will adversely affect the rights of the Company’s stockholders (other than Parent, Purchaser or their respective affiliates) under the Merger Agreement without the approval of such Company’s stockholders and (c) no amendment will be made to the Merger Agreement after the Merger Effective Time. Any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party. Certain provisions of the Merger Agreement, however, may not be amended in a manner that adversely impacts the interests of any lender without the prior written consent of such lenders.

Governing Law.

The Merger Agreement is governed by Delaware law. However, claims or causes of actions against lenders in connection with the Contemplated Transactions, Debt Commitment Letter, financing agreements or the financing will be governed by New York law.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer, together with its affiliates, holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders of the target corporation receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders of the Company who do not validly tender their Shares in the Offer and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not address, fair value under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of a merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THE COMPANY BOARD HAS FIXED SEPTEMBER 20, 2018 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price, without any interest thereon and subject to any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that the certificate of incorporation of the Company immediately prior to the Merger Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the Company’s stockholders, amended and restated in its entirety as set forth as an exhibit to the Merger Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with such certificate of incorporation and applicable law. The Merger Agreement also provides that the bylaws of Purchaser immediately prior to the Merger Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the Company’s stockholder, the bylaws of the Surviving Corporation until thereafter duly amended in accordance with such bylaws and applicable law. The directors and officers of Purchaser immediately prior to the Merger Effective Time shall be the initial directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such director’s or officer’s earlier death, resignation or removal.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase and except as otherwise disclosed in this Offer to Purchase, none of Parent or any of its affiliates has had discussions with, or entered into any agreement with, the Company’s directors or executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. Prior to or following the Offer Closing and the Merger, however, Parent or Purchaser or their respective affiliates may have discussions with, and may enter into agreements with, certain executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Company Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the Nasdaq Global Select Market. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on the Nasdaq Global Select Market because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause the Company to delist the Shares from the Nasdaq Global Select Market.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Companies Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the

Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors Federal Reserve System’s (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Merger Effective Time, without the prior written approval of Parent, the Company will not declare, set aside, make or pay any dividend or any other distribution (whether in cash, stock or other property) in respect of the Shares, except for the declaration and payment of regular quarterly cash dividends not in excess of $0.14 per Share per quarter and dividends or distributions by any directly or indirectly wholly owned subsidiary of the Company. However, if the Company has declared and set a record date for a regular quarterly cash dividend permitted under the terms of the Merger Agreement, and the Acceptance Time occurs after the record date for such dividend and prior to the payment date for such dividend, then Parent or the Surviving Corporation will pay such dividend (and any applicable dividend equivalent rights to the extent any holder of a Company RSU is entitled to such rights under the terms of a Company RSU as in effect on the date the Company declared the applicable dividend) on behalf of the Company following the Closing on the scheduled payment date for such dividend.

On July 26, 2018, the Company announced that the Company Board on July 25, 2018 declared a regular dividend of $0.14 per Share, payable on October 15, 2018 to stockholders of record at the close of business on September 14, 2018. Stockholders of record as of September 14, 2018 will be entitled to receive such dividend, regardless of whether or when their Shares are tendered or purchased pursuant to the Offer.

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act) (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered and not properly withdrawn immediately prior to the Expiration Time in connection with the Offer unless:

•	the Minimum Condition shall have been satisfied;

•	the HSR Clearance Condition shall have been satisfied;

•	the Restraint Condition shall have been satisfied;

(v) (i) the representations and warranties of the Company in the Merger Agreement (x) set forth in Section 4.03 (Capitalization) shall be true and correct as though such representations and warranties had been made as of the Expiration Time except for de minimis deviations, (y) set forth in Section 4.01 (Corporate

Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05(b) (No Conflict; Board Approval), Section 4.19 (Rights Agreement; No Anti-Takeover Law) and the second sentence of Section 4.23 (GPC Merger Agreement) shall be true and correct in all material respects as though such representations and warranties had been made as of the Expiration Time and (z) otherwise set forth in Article IV (1) that are qualified by a Company Material Adverse Effect qualification shall be true and correct in all respects as so qualified as though such representations and warranties had been made as of the Expiration Time and (2) that are not qualified by a Company Material Adverse Effect qualification shall be true and correct as though such representation and warranties had been made as of the Expiration Time, except for such failures to be true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses(x), (y) and (z) as applicable, as of such date) (the “Representation Condition”);

•

the Company shall have complied with in all material respects all covenants and agreements required to be complied with by it under the Merger Agreement on or prior to the Expiration Time (the “Covenant Condition”);

•

Parent and Purchaser shall have received a certificate of the Company signed by a duly authorized representative of the Company certifying the matters set forth in the foregoing clauses (v) and (vi) (the “Officer Certificate Condition”); and

•	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in writing in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of the Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Legal Proceedings. Lawsuits arising out of or relating to the Offer, the Merger or the other associated transactions may be filed in the future.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined in Section 203 of the DGCL) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the Contemplated Transactions.

Based on information supplied by the Company and the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a thirty (30) calendar-day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 1, 2018. Parent received a formal request for additional information or documentary material (referred to as a “Second Request”) prior to the expiration of the HSR Act waiting period, which extends the waiting period with respect to the Offer and the Merger up to thirty (30) calendar days following the date of Parent’s substantial compliance with the Second Request. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC may terminate the additional thirty (30) calendar-day waiting period before its expiration. Parent is cooperating to provide the information requested by the FTC as promptly as practicable.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

17. Fees and Expenses.

Parent and Purchaser have retained D.F. King & Co, Inc. to be the Information Agent and Equiniti Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, email, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depository or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC the Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and the Schedule 14D-9, and any amendments thereto, will be available to the public on the SEC’s Internet website at http://www.sec.gov as described in Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

Directors and Executive Officers of Staples, Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group (as defined below) and their affiliates are set forth below. All individuals listed below are United States citizens, with the exception of John A. Lederer and Marshall Warkentin, each of whom is a citizen of Canada.

The sole stockholder of Egg Merger Sub Inc., a Delaware corporation (“Purchaser”), is Egg Parent Inc., a Delaware corporation (“Parent”). The sole stockholder of Parent is Arch Investors L.P., a Delaware limited partnership (“Arch LP”). Arch LP also indirectly wholly owns Staples, Inc., a Delaware corporation (“Staples”). SP GP (Cayman) Ltd., a Cayman Islands company (“SP GP”) is the general partner of Arch LP. Sycamore Partners II, L.P., a Cayman Islands limited partnership (“Sycamore”) is a private equity fund whose principal business is investing in securities, business and companies. Sycamore Partners II GP, L.P., a Cayman Islands limited partnership (“Sycamore GP”) is the general partner of Sycamore. Sycamore Partners II GP, Ltd., a Cayman Islands company (“Sycamore Ltd.”) is the general partner of Sycamore GP. Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”), is a director of Sycamore Ltd. Emu Investments LLC, a Delaware limited liability company (“Emu”), is an affiliate of the Purchasing Parties, and Emu’s principal business is investing in securities of the Company. We refer to Staples, Arch LP, SP GP, Sycamore, Sycamore GP, Sycamore Ltd., Mr, Kaluzny and Emu collectively, as the “Participant Group.”

The principal business of each of Parent and Purchaser is to engage in the Offer, the Merger and the Contemplated Transactions. The principal business of Staples is the provision of products and services primarily to serve the needs of business customers. The principal business of Arch LP is serving as a holding company of Staples. SP GP’s principal business is serving as the general partner of Arch LP and other affiliated entities. Sycamore is a private equity fund whose principal business is investing in securities, businesses and companies. Sycamore GP’s principal business is serving as the general partner or managing member of Sycamore and other affiliated entities. Sycamore Ltd.’s principal business is serving as the general partner of Sycamore GP. The principal occupation of Mr. Kaluzny is serving as a director of Sycamore Ltd. and managing member or managing director of affiliated entities. Emu’s principal business is investing in securities of the Company.

The sole director of Sycamore Ltd. is Stefan Kaluzny and there are no officers of Sycamore Ltd.

The sole director and officer of each of Parent and Purchaser is Stefan Kaluzny (President and Secretary).

The directors of Staples are Stefan Kaluzny, Peter Morrow, J. Alexander Douglas, Jr., Jeffrey Hall and John A. Lederer. The executive officers of Staples are Michael Bhaskaran (Chief Supply Chain Officer), J. Alexander Douglas, Jr. (President & Chief Executive Officer), Cristina Gonzalez (Chief Legal Officer and Secretary), Jeffrey Hall (Chief Financial Officer), John A. Lederer (Executive Chairman), Pragati Mathur (Chief Technology Officer), Peter J. Scala (Chief Merchandising Officer) and Marshall Warkentin (Chief Marketing Officer) (collectively, the “Directors and Officers”). Each of the Directors and Officers is a citizen of the United States of America, with the exception of John A. Lederer and Marshall Warkentin, each of whom is a citizen of Canada.

The principal office address of each of Parent, Purchaser, Staples and Emu, J. Alexander Douglas Jr., Jeffrey Hall and John A. Lederer is c/o Staples, Inc., 500 Staples Drive, P.O. Box 9271 Framingham, Massachusetts 01702. The telephone number is (508) 253-5000.

The principal office of each of Arch LP, SP GP, Sycamore, Sycamore GP, Sycamore Ltd., Stefan Kaluzny and Peter Morrow is 9 W. 57th Street, Suite 3100, New York, NY 10019. The telephone number is (212) 796-8500.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Stefan Kaluzny	Director, President and Secretary of Parent and Purchaser; Director of Staples and Sycamore Ltd.; Managing Director of Sycamore

Mr. Kaluzny has been employed by, and has served as a managing director of, Sycamore Partners Management, L.P. since 2011, and has been a limited partner of Sycamore GP since its formation in 2014. He has been a director of Staples since 2017 and is also a director of each of Belk, Coldwater Creek, EMP Merchandising, Hot Topic, The Limited LLC, MGF Sourcing, NBG Home, Nine West Holdings, Staples Canada, Staples US Retail, Talbots and Torrid.

Peter Morrow	Director of Staples

Mr. Morrow has been employed by, and has served as a managing director of, Sycamore Partners Management, L.P. since 2011, and has been a limited partner of Sycamore GP since its formation in 2014. He has been a director of Staples since 2017 and is also a director of each of Belk, Coldwater Creek, CommerceHub, Hot Topic, The Limited LLC, MGF Sourcing, NBG Home, Nine West Holdings, Staples, Staples Canada, Staples US Retail, Talbots and Torrid.

J. Alexander Douglas M. Jr.	Director, President and Chief Executive Officer of Staples	Since 2018, Mr. Douglas has been the President and Chief Executive Officer of Staples. Mr. Douglas previously worked at Coca-Cola North America and Procter & Gamble. Mr. Douglas serves on the Board of Trustees at Morehouse College, and is the director of Grocery Manufacturers Association (GMA), American Beverage Association (ABA), East Lake Foundation Inc. and the National Forrest Foundation. In addition, he has retained his position of Emeritus Governor of the Healthy Weight Commitment Foundation since 2007. Mr. Douglas is a graduate of the University of Virginia.

Jeffrey Hall	Director and Chief Financial Officer of Staples	Since 2018, Mr. Hall has served as Vice Chairman and Chief Financial Officer of Staples. Mr. Hall previously served as Vice Chairman and Chief Administrative Officer of Staples from 2017-2018. Prior to joining Staples, Mr. Hall was the Chief Financial Officer of SunEdison Semiconductor from 2013-2017 and Express Scripts from 2008-2013. He graduated with a Bachelor’s of Science from Indiana University, and has his MBA from the University of Dayton.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
John A. Lederer	Executive Chairman of Staples	Since September 2017, Mr. Lederer has served as the Executive Chairman of Staples. He also serves as a Senior Advisor to Sycamore Partners. Mr. Lederer was most recently associated with Oak Hill Capital and previously served as Chief Executive Officer of US Foods. Mr. Lederer has also been employed by Duane Read and Loblaw Companies Limited. In addition, Mr. Lederer is currently sitting on the boards of Maple Leaf Foods, Walgreens Boots Alliance and US Foods. He has also served on the Board of Directors for Restaurant Brands International, Tim Horton’s and Duane Reade Holdings. Mr. Lederer holds a Bachelor of Arts degree in Economics from York University.

Michael Bhaskaran	Chief Supply Chain Officer of Staples	Since 2015, Mr. Bhaskaran has served as Chief Supply Chain Officer of Staples. Prior to joining Staples, Mr. Bhaskaran was employed by Beyond the Rack from 2013-2015 and Starbucks from 2012-2013. He also served on the board of Walter Investment Management Corp. in 2017. Mr. Bhaskaran attended Acharya Nagarijuna University as an undergraduate, attained a graduate degree from Utah State University, and later went on to pursue an MBA from Purdue University.

Cristina Gonzalez	Chief Legal Officer and Secretary of Staples	Ms. Gonzalez has been with Staples since 2008. In 2017, Ms. Gonzalez became Chief Legal Officer and Secretary of Staples. Ms. Gonzalez attended Florida International University and the George Washington University for her BBA and MBA, respectively, and she received her JD from Georgetown University.

Pragati Mathur	Chief Technology Officer of Staples	Ms. Mathur has been with Staples since 2017 and became the Chief Technology Officer in 2018. She was previously employed by Biogen from 2015-2017 and Boeing from 2012-2015. Ms. Mathur received her BS in Computer Information Systems and her MBA in Finance and Marketing from Walsh College and later attended Carnegie Mellon University for her Masters in Information Technology.

Name	Position	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Peter J. Scala	Chief Merchandising Officer of Staples	Mr. Scala has been employed by Staples since 1996 in various leadership positions. Since 2017, he has been the Chief Merchandising Officer at Staples. Mr. Scala was previously employed by Lechmere from 1990-1996. Mr. Scala received his Bachelor of Arts in Business Administration and Management from Keene State College.

Marshall Warkentin	Chief Marketing Officer of Staples	Since 2018, Mr. Warkentin has been the Chief Marketing Officer of Staples. Before joining Staples, Mr. Warkentin was employed by US Foods from 2011-2018. Mr. Warkentin received his undergraduate degree from the University of Winnipeg, and later obtained his MBA from York University’s Schulich School of Business. In addition, Mr. Warkentin was previously a board member of Ten Thousand Villages Canada from April 2012 to December 2017.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders may call toll free: (800) 870-0126

Banks and Brokers may call collect: (212) 269-5550